EXHIBIT 99.1

LEVON RESOURCES LTD.

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VALLEY HIGH VENTURES LTD.

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0900353 B.C. LTD.

ARRANGEMENT AGREEMENT

DATED JANUARY 16, 2011

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.1	DEFINITIONS	2
1.2	INTERPRETATION NOT AFFECTED BY HEADINGS	14
1.3	NUMBER AND GENDER	14
1.4	DATE FOR ANY ACTION	14
1.5	CURRENCY	14
1.6	ACCOUNTING MATTERS	14
1.7	KNOWLEDGE	14
1.8	SCHEDULES	15

ARTICLE 2 THE ARRANGEMENT		15

2.1	TRANSACTIONS	15
2.2	COURT ORDERS	16
2.3	TARGET MEETING	17
2.4	TARGET CIRCULAR	18
2.5	FINAL ORDER	20
2.6	COURT PROCEEDINGS	20
2.7	EFFECT ON THE ARRANGEMENT AND EFFECTIVE DATE	20
2.8	PAYMENT OF CONSIDERATION	20
2.9	PREPARATION OF FILINGS	21
2.10	ANNOUNCEMENT AND SHAREHOLDER COMMUNICATIONS	21
2.11	WITHHOLDING TAXES	21

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF TARGET		22

3.1	REPRESENTATIONS AND WARRANTIES	22
3.2	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	36

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF ACQUIROR		37

4.1	REPRESENTATIONS AND WARRANTIES	37
4.2	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	44

ARTICLE 5 COVENANTS OF TARGET AND ACQUIROR		44

5.1	COVENANTS OF TARGET REGARDING THE CONDUCT OF BUSINESS	44
5.2	COVENANTS OF TARGET RELATING TO THE ARRANGEMENT	48
5.3	COVENANTS OF ACQUIROR REGARDING THE CONDUCT OF BUSINESS	49
5.4	COVENANTS OF ACQUIROR REGARDING THE CONDUCT OF BUSINESS	50
5.5	COVENANTS OF ACQUIROR REGARDING THE PERFORMANCE OF OBLIGATIONS	51
5.6	ADJUSTMENT TO CONSIDERATION REGARDING DISTRIBUTIONS	52
5.7	MUTUAL COVENANTS	53
5.8	EMPLOYMENT AGREEMENTS	55
5.9	TARGET GUARANTEE	55
5.10	IVA	55

ARTICLE 6 CONDITIONS		56

6.1	MUTUAL CONDITIONS PRECEDENT	56
6.2	ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ACQUIROR	57
6.3	ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF TARGET	58
6.4	SATISFACTION OF CONDITIONS	58
6.5	NOTICE AND CURE PROVISIONS	58

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ARTICLE 7 ADDITIONAL COVENANTS		59

7.1	NON-SOLICITATION	59
7.2	NOTIFICATION OF ACQUISITION PROPOSALS	61
7.3	RESPONDING TO ACQUISITION PROPOSAL AND SUPERIOR PROPOSALS	62
7.4	ACCESS TO INFORMATION; CONFIDENTIALITY	63
7.5	INSURANCE AND INDEMNIFICATION	63

ARTICLE 8 SPINCO COVENANTS		64

8.1	SPINCO INDEMNITY	64
8.2	INDEMNIFIED CLAIMS	64
8.3	TARGET MINING PROPERTIES	64

ARTICLE 9 TERM, TERMINATION, AMENDMENT AND WAIVER		65

9.1	TERM	65
9.2	TERMINATION	65
9.3	EXPENSES REIMBURSEMENT	67
9.4	TERMINATION FEE	68

ARTICLE 10 GENERAL PROVISIONS		69

10.1	AMENDMENT	69
10.2	WAIVER	69
10.3	NOTICES	70
10.4	GOVERNING LAW; WAIVER OF JURY TRIAL	71
10.5	INJUNCTIVE RELIEF	71
10.6	FURTHER ASSURANCES	71
10.7	TIME OF ESSENCE	71
10.8	ENTIRE AGREEMENT, BINDING EFFECT AND ASSIGNMENT	72
10.9	SEVERABILITY	72
10.10	COUNTERPARTS, EXECUTION	72

SCHEDULE A PLAN OF ARRANGEMENT		A-1

SCHEDULE B ARRANGEMENT RESOLUTION		B-1

SCHEDULE C KEY REGULATORY APPROVALS		C-1

SCHEDULE D KEY THIRD PARTY CONSENTS		D-1

SCHEDULE E FORM OF LOCK-UP AGREEMENT		E-1

SCHEDULE F TARGET MINING PROPERTIES		F-1

SCHEDULE G SPINCO ASSETS		G-1

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated January 16, 2011,

B E T W E E N :

LEVON RESOURCES LTD., a corporation existing under the laws of the Province of British Columbia ("Acquiror")

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VALLEY HIGH VENTURES LTD., a corporation existing under the laws of the Province of British Columbia ("Target")

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0900353 B.C. Ltd., a corporation existing under the laws of British Columbia ("Spinco")

WHEREAS:

A.	Acquirorwishes to acquire all of the issued and outstanding common shares of Target;

B.
Acquiror, Target and Spinco wish to propose an arrangement involving, among otherthings, a reorganization of the capital of Target, the distribution to Target Shareholders of 100% of the outstanding Spinco Shares and the acquisition by Acquiror of all of the issued and outstanding common shares of Target in exchange for common shares of Acquiror;

C.	The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the Business Corporations Act (British Columbia);

D.
Acquiror has entered into lock up agreements with the directors and officers of Target and Coro Mining Corp., pursuant to which, among other things, such shareholders have agreed to vote in favour of the Arrangement Resolution (defined below) all of the common shares of Target held by them, on the terms and subject to the conditions set forth in such agreements; and

E.	The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

"Acquiror Disclosure Letter" means the disclosure letter executed by Acquiror and delivered to Target on the date hereof in connection with the execution of this Agreement;

"Acquiror Financial Statements" has the meaning ascribed thereto in Section 4.1(h);

"Acquiror MD&A" has the meaning ascribed thereto in Section 4.1(h);

"Acquiror Options" means outstanding options to purchase Acquiror Shares granted by Acquiror;

"Acquiror Public Disclosure Record" means all documents and information filed by Acquiror under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the three years prior to the date hereof which are publicly available as of the date hereof;

"Acquiror Shares" means the common shares in the authorized share capital of Acquiror, as currently constituted;

"Acquiror Warrants" means outstanding warrants to acquire Acquiror Shares granted by Acquiror;

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any bona fide offer, proposal, expression of interest, or inquiry from any Person (other than Acquiror or any of its affiliates) made after the date hereof relating to:

(i)
any acquisition or sale, direct or indirect, whether in a single transaction or a series of related transactions, of: (a) the assets of Target and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries taken as a whole; or (b) 20% or more of any voting or equity securities of Target or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries;

(ii)
any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Target or any of its subsidiaries that, if consummated, would result in any such Person beneficially owning 20% or more of any voting or equity securities of Target or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries; or

(iii)
any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Target or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries;

"affiliate" has the meaning ascribed thereto in the Securities Act;

"Agreement" means this arrangement agreement, together with the Schedules attached hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

"Approvals" means the approvals listed in Section 5.1(k) of the Target Disclosure Letter;

"Arrangement" means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 10.1 hereof or the Plan of Arrangement or at the direction of the Court in the Final Order;

"Arrangement Resolution" means the special resolution of the Target Shareholders and Target Optionholders, approving the Arrangement to be considered at the Target Meeting, substantially on the terms and in the form of hereto;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time, and includes any successor thereto;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

"CFPOA" means the Corruption of Foreign Public Officials Act, S.C. 1998, c. 34, as amended;

"Change in Recommendation" has the meaning ascribed thereto in Section 9.2(c)(i);

"Class A Share" has the meaning ascribed to it in the Plan of Arrangement;

"Confidentiality Agreement" means the mutual confidentiality, standstill and exclusivity agreement between Acquiror and Target dated December 20, 2010, as it may be amended;

"Consideration" means the consideration to be received by the Former Target Shareholders pursuant to the Plan of Arrangement consisting of, for each Class A Share, the Share Consideration;

"Contract" means any contract, agreement, license, franchise, lease, arrangement or other right or obligation;

"Cordero Property" means the unpatented mining claims and private mineral lands commonly known as the "Cordero property", located in Chihuahua, Mexico and depicted on Schedule F (other than any unpatented mining claims or private mineral lands which the Acquiror owns or has rights in directly), together with the claims, interests or rights held or owned by Target or any of its subsidiaries in the area demarcated by the black box on the map contained in Schedule F;

"Court" means the Supreme Court of British Columbia;

"Depositary" means any trust company, bank or financial institution agreed to in writing between Acquiror and Target for the purpose of, among other things, receiving Letters of Transmittal (as defined in the Plan of Arrangement) and distributing certificates representing Acquiror Shares and Spinco Shares;

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

"Effective Date" means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement;

"Effective Time" means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

"Environmental Laws" means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

"Environmental Liabilities" means, with respect to any Person, all liabilities, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, (including punitive damages, property damages, consequential damages and treble damages), costs and expenses, fines, penalties and sanctions incurred as a result of, or related to, any claim, suit, action, administrative order, investigation, proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property;

"Environmental Permits" means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

"FCPA" means the Foreign Corrupt Practices Act of 1977, of the United States;

"Final Order" means the final order of the Court pursuant to section 291 of the BCBCA, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"Former Target Shareholders" means a registered holder of Target Shares immediately prior to the Effective Time;

"GAAP" means Canadian generally accepted accounting principles;

"Governmental Entity" means any applicable: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) stock exchange, including the TSXV;

"Hazardous Substance" means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined under any Environmental Law;

"IFRS" means International Financial Reporting Standards;

"including" means including without limitation, and "include" and "includes" each have a corresponding meaning;

"Indemnity Notice" has the meaning ascribed thereto in Section 8.2;

"Indemnified Liability" means (i) a liability or obligation that, following the Effective Time, Target or any of its subsidiaries is legally obliged to pay but which was incurred or accrued prior to the Effective Time in respect of the Target Exploration Properties (including the operations or activities in connection therewith), and (ii) any liability for any Tax which is payable to any Governmental Entity by Target in connection with either (a) the Spinco Reorganization or (b) in respect of the disposition of Spinco Shares by Target to Target Shareholders (but only to the extent that such Tax is payable after Target has claimed the maximum amount of all credits, deductions, and other amounts available to it (including any loss carryforwards) for the taxation year of Target that includes the Spinco Reorganization and the disposition of Spinco Shares);

"Intellectual Property" means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of Target as set out in the Target Disclosure Letter;

"Interim Order" means the interim order of the Court made in connection with the Arrangement and providing for, among other things, the calling and holding of the Target Meeting, as the same may be amended, supplemented or varied by the Court;

"IVA" means Impuesto al Valor Agregado, a Mexican value added tax;

"Key Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities set out in Schedule C hereto;

"Key Third Party Consents" means those consents, approvals and notices required from any third party to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, set out in Schedule D hereto;

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, assets, property or securities;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Lock-Up Agreements" means each of the lock-up agreements dated the date hereof between Acquiror and each of the Locked-Up Shareholders substantially in the form of Schedule E;

"Locked-Up Shareholders" means each of the officers and directors of Target, or any company under their control that holds Target Shares, and Coro Mining Corp.;

"Material Adverse Effect" means, in respect of any Person, any change, effect, event, circumstance, fact or occurrence that individually or in the aggregate with other such changes, effects, events, circumstances, facts or occurrences, is or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of that Person and its subsidiaries, taken as a whole, except any change, effect, event, circumstance, fact or occurrence resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby; (ii) general political, economic or financial conditions, including in Mexico, Canada or the United States; (iii) the state of securities or commodity markets in general (provided that it does not have a materially disproportionate effect on that Person relative to comparable exploration and/or mining companies); (iv) changes affecting the mining industry generally (provided that such changes do not have a materially disproportionate effect on that Person relative to comparable mining and/or exploration companies); (v) any change in the price of silver, gold, lead or zinc; (vi) the commencement or continuation of any war, armed hostilities or acts of terrorism (provided that it does not have a materially disproportionate effect on that Person relative to comparable exploration and/or mining companies); (vii) any decrease in the trading price or any decline in the trading volume of that Person's common shares (it being understood that the causes underlying such change in trading price or trading volume (other than those in items (i) to (vi) above) may be taken into account in determining whether a Material Adverse Effect has occurred); or (vii) any actions taken (or omitted to be taken) upon the written request of the Acquiror pursuant to section 5.7(c);

"Material Contracts" means, in respect of any Party, any Contract: (i) which, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on such Party; (ii) under which such Party or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $100,000; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $1,000,000; (iv) providing for the establishment, organization or formation of any joint ventures; (v) under which such Party or any of its subsidiaries is obligated to make or expects to receive payments in excess of $50,000 over the remaining term of the Contract; (vi) that limits or restricts such Party or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect or (vii) that is otherwise material to such Party and its subsidiaries, considered as a whole; and, for greater certainty, in respect of Target includes the Material Contracts listed in Section 3.1(s) of the Target Disclosure Letter;

"material change" has the meaning ascribed thereto in the Securities Act; "material fact" has the meaning ascribed thereto in the Securities Act;

"Material Subsidiaries" means, in the case of Target, Citrine Investments Holdings Limited and Minera Titan S.A. de C.V.;

"MD&A" has the meaning ascribed thereto in Section 3.1(i);

"Outside Date" means May 30, 2011, or such later date as may be agreed to in writing by the Parties;

"Parties" means Target, Acquiror and Spinco, and "Party" means any of them;

"Permit" means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity, other than the Target Exploration Properties;

"Person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement, substantially in the form and on the terms set out in Schedule A hereto, and any amendments or variations thereto made in accordance with Section 10.1 hereof or the Plan of Arrangement;

"Pre-Acquisition Reorganization" has the meaning ascribed to it in Section 5.7(c);

"Release" means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, groundwater or property;

"Representatives" means, collectively, in respect of a Person, (a) its directors, officers, employees, agents, representatives and any financial advisor, law firm, accounting firm or other professional firm retained to assist the Person in connection with the transactions contemplated in this Agreement, and (b) the Person's affiliates and subsidiaries and the directors, officers, employees, agents and representatives and advisors thereof;

"Response Period" has the meaning ascribed to such term in Section 7.3(a);

"Returns" means all reports, forms, elections, designations, information statements and returns (whether in tangible, electronic or other form) including any amendments, schedules, attachments, upplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Securities Authorities" means the securities commissions or other securities regulatory authorities in British Columbia, Ontario and each of the other provinces and territories of Canada and the SEC, collectively;

"Securities Laws" means the Securities Act, together with all other applicable Canadian provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Share Consideration" means one Acquiror Share for each Class A Share;

"Special Committee" means the special committee of the Target Board formed to consider the Arrangement;

"Spinco Assets" means (i) all mining claims (whether patented or unpatented), concessions, leases, licenses, surface rights or other mineral rights in respect of the Target Exploration Properties, (ii) the office leases of Target and/or its subsidiaries, (iii) insurance policies of the Target and/or any of its subsidiaries, (iv) all fixed assets of Target and/or its subsidiaries (including office furniture, equipment or supplies), and (iv) any Contracts entered into by the Target and/or its subsidiaries other than those that relate exclusively to the Target Mining Properties and, for greater certainty, Spinco Assets shall include those assets listed in Schedule G;

"Spinco Convertible Securities" means all warrants, rights, agreements, options or debt instruments, or any right or privilege capable of becoming a right, agreement or option, for the purchase, subscription or issuance of Spinco Shares or any other security convertible or exchangeable for Spinco Shares;

"Spinco Disposition" means the disposition of Spinco Shares by Target to Target Shareholders;

"Spinco Information" means the information included in the Target Circular describing Spinco and the business, operations and affairs of Spinco, including any related financial statements and information regarding the Spinco Shares;

"Spinco Liabilities" means all of the liabilities of Spinco or any of its subsidiaries, contingent or otherwise, which pertain to, or arose in connection with the operation of, the Target Exploration Properties, including, without limitation, all Indemnified Liabilities and any benefit plans relating to employees of Target and its subsidiaries;

"Spinco Permitted Contract" means, in respect of Spinco or its subsidiaries, a Contract that meets each of the following conditions, if applicable: (i) if terminated or modified or if it ceased to be in effect, would not reasonably be expected to have a Material Adverse Effect on Spinco; (ii) if in respect of a guarantee provided by Spinco or any of its subsidiaries, Spinco or its subsidiaries do not directly or indirectly guarantee any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $10,000 in the aggregate; (iii) if relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, from any person other than Acquiror, the principal amount is less than $10,000; (iv) it does not oblige Spinco or any of its subsidiaries to make payments thereunder in excess of $50,000 per month in the aggregate prior to the Outside Date; (v) such Contract will not oblige Spinco or any of its subsidiaries to make payments that together with all other payments made or to be made by them prior to the Effective Date would equal or exceed $1.8 million; and (vi) it does not impose any liabilities or obligations on Target or any of its Material Subsidiaries or impose any limit on or restrict Target or any of its Material Subsidiaries from engaging in any line of business or any geographic area;

"Spinco Reorganization" has the meaning ascribed thereto in Section 5.3(a) "Spinco Shares" means the common shares in the capital of Spinco;

"subsidiary" means, in respect of a Party, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such Party and shall include any body corporate, partnership, joint venture or other entity over which such Party exercises direction or control or which is in a like relation to a subsidiary;

"Superior Proposal" means a bona fide unsolicited, written Acquisition Proposal made after the date of this Agreement that:

(iv)	did not result from a breach of Section 7.1 or Section 7.2 by Target or its Representatives;

(v)
relates to the acquisition of 100% of the outstanding Target Shares (other than Target Shares owned by the Person making the Acquisition Proposal together with its affiliates) or all or substantially all of the consolidated assets of Target and its subsidiaries other than the Target Exploration Properties;

(vi)
is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal;

(vii)
is not subject, either by the terms of such Acquisition Proposal or by virtue of any applicable Law, rule or regulation of any stock exchange to any requirement that the approval of the shareholders of the Person making the Acquisition Proposal be obtained;

(viii)	if it relates to the acquisition of outstanding Target Shares, is made available to all Target Shareholders on the same terms and conditions;

(ix)	is not subject to a due diligence condition;

(x)
is fully financed or in respect of which the Target Board has concluded, in good faith and after receiving the advice of its outside legal and financial advisors, there is a reasonable likelihood that any required financing will be obtained without undue delays or conditions (other than the conditions attached to such Acquisition Proposal); and

(xi)	in respect of which the Target Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that

(A)	failure to recommend such Acquisition Proposal to the holders of Target Shares would be inconsistent with its fiduciary duties under applicable Law; and

(B)
having regard to all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of Target Shares from a financial point of view than the Arrangement (after taking into account any change to the Arrangement proposed by Acquiror pursuant to Section 7.3(b));

"Superior Proposal Notice" has the meaning ascribed thereto in Section 7.3(a);

"Target Board" means the board of directors of Target as the same is constituted from time to time;

"Target Circular" means the notice of the Target Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Target Shareholders and Target Optionholders in connection with the Target Meeting, as amended, supplemented or otherwise modified from time to time;

"Target Disclosure Letter" means the disclosure letter executed by Target and delivered to Acquiror on the date hereof in connection with the execution of this Agreement;

"Target Exploration Properties" means the interest of the Target and/or its subsidiaries in any mineral property other than the Target Mining Properties, and include for greater certainty the interest of Target and/or any of its subsidiaries in the Flume property in Yukon Territory, Canada and the Mount Polley properties in British Columbia, Canada;

"Target Financial Statements" has the meaning ascribed thereto in Section 3.1(i);

"Target Meeting" means the annual and special meeting of Target Shareholders and Target Optionholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

"Target Mining Properties" means those mining claims (whether patented or unpatented), concessions, leases, licences, surface rights or other rights to explore for, exploit, develop, mine or produce minerals which Target or any of its Material Subsidiaries owns, has an interest in, or has a right or option to acquire or use that relate to the Cordero Property or otherwise falling within the yellow boxes demarcated and depicted in Schedule F, together with all joint venture, earn-in and other Contracts and royalties or other similar rights and all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Target Mining Properties in Target's possession or control relating to such Target Mining Properties;

"Target Nominees" has the meaning ascribed thereto in Section 5.5(e); "Target Optionholders" means the holders of Target Options;

"Target Options" means the outstanding options to purchase Target Shares granted under or otherwise subject to the Target Stock Option Plan, as set forth in the Target Disclosure Letter;

"Target Public Disclosure Record" means all documents and information filed by Target under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the three years prior to the date hereof which are publicly available as of the date hereof;

"Target Shareholder Approval" has the meaning ascribed to such term in Section 2.2(a)(i)(B);

"Target Shareholders" means the holders of Target Shares;

"Target Shares" means common shares in the capital of Target, as currently constituted;

"Target Stock Option Plan" means the Valley High Stock Option Plan of Target dated September 16, 2008 and approved by the Target Shareholders on June 6, 2010, as amended;

"Target Warrantholders" means the holders of Target Warrants;

"Target Warrants" means outstanding warrants to purchase Target Shares pursuant to the warrant certificates of Target dated December 21, 2009 and October 8, 2010;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

"Taxes" in respect of a Party means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits, taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers' compensation, Canada, British Columbia and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which such Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another Person's Taxes as a transferee or successor, by contract or otherwise;

"Termination Fee" has the meaning ascribed thereto in Section 9.4(a); "Termination Fee Event" has the meaning ascribed thereto in Section 9.4(a); "TSX-V" means the TSX Venture Exchange;

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time, may be amended;

"U.S. Securities Act" means the United States Securities Act of 1933 as the same has been, and hereinafter from time to time may be, amended; and

"U.S. Tax Code" means the United States Internal Revenue Code of 1986, as amended.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on or by which any action is required or permitted to be taken hereunder by a Party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7	Knowledge

In this Agreement, references to "the knowledge of Target" means the actual collective knowledge of Robert Cameron and Damian Towns in their respective capacities as Chief Executive Officer and Chief Financial Officer, respectively, of Target.

In this Agreement, references to "the knowledge of Acquiror" means the actual collective knowledge of Ron Tremblay and Lisa Sharp in their respective capacities as President and Chief Financial Officer, respectively, of Acquiror.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A - Plan of Arrangement
Schedule B - Arrangement Resolution
Schedule C - Key Regulatory Approvals
Schedule D - Key Third Party Consents
Schedule E - Form of Lock-Up Agreement
Schedule F - Target Mining Properties
Schedule G - Spinco Assets Properties

ARTICLE 2

THE ARRANGEMENT

2.1 Transactions

Acquiror, Target and Spinco wish to achieve the following pursuant to, or as a result of the completion of, the Plan of Arrangement:

(a)	Prior to the Effective Date, Target will undertake the Spinco Reorganization to transfer the Spinco Assets to Spinco;

(b)
Pursuant to the Plan of Arrangement, the capital of the Target shall be reorganized such that two new classes of shares (Class A Shares and Preferred Shares) in the capital of the Target shall be created;

(c)
Pursuant to the Plan of Arrangement, (i) the Acquiror will acquire $1.8 million of Target Preferred Shares, which funds will be used by Target to acquire an equivalent value of Spinco Shares; and (ii) the Target Shareholders shall return their Target Shares to Target for cancellation in consideration for the issuance of one Class A Share for each Target Share so cancelled, and one Spinco Shares for each eight Target Shares so cancelled, rounding up. It is expected that such reorganization of capital will result in Target Shareholders receiving the Spinco Share as a return of capital and the paid-up capital in the Class A Shares shall be correspondingly reduced;

(d)
Target Options outstanding at the Effective Time shall be transferred to Target and cancelled and the holders thereof shall receive, in connection therewith, such number of Target Class A Shares as is equal to (i) the number of Target Shares the Target Optionholder would have received upon the exercise of such Target Option, minus (ii) such number of Target Shares having a Fair Market Value (as defined in the Plan of Arrangement) equal to the exercise price in respect of such Target Option, and minus (iii) such number of Target Shares having a Fair Market Value equal to the amount Target is required to remit under the Tax Act in connection with the exercise of such Target Options;

(e)
the Target will become a wholly-owned subsidiary of the Acquiror: pursuant   to the Plan of Arrangement, the Target Shareholders shall transfer all of the Class A Shares to Acquiror in consideration for the issuance of one Acquiror Share for each Class A Share so transferred; and

(f)
all of the Target Warrants shall be exercised or, pursuant to their terms,   following the Effective Time will be assumed by Acquiror subject to the following adjustments: (i) the per share exercise price thereof shall be reduced by the value of a Spinco Share; and upon exercise the holder will receive one Acquiror Share and thereafter upon exercise will receive one Acquiror Share for each Target Share that would otherwise have been issuable.

2.2	Court Orders

(a)	Target shall apply to the Court, in a manner acceptable to Acquiror, actingreasonably, pursuant to section 291 of the BCBCA for the Interim Order and the Final Order as follows:

(i)
As soon as reasonably practicable following the date of execution of this Agreement, but in any event not later than February 21, 2011, Target shall prepare, file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall provide, among other things:

(A)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Target Meeting and the manner in which such notice is to be provided;

(B)
that the requisite approval for the Arrangement Resolution shall be at least 66-2/3% of the votes cast on the Arrangement Resolution by Target Shareholders and Target Optionholders voting as a single class and as a simple majority of the votes cast on the Arrangement Resolution by Target Shareholders in each case present in person or represented by proxy at the Target Meeting (the "Target Shareholder Approval");

(C)	that in all other respects, the terms, conditions and restrictions of the Target constating documents, including quorum requirements and other matters, shall apply in respect of the Target Meeting;

(D)
for the grant of the Dissent Rights to registered holders of Target Shares, which Dissent Rights shall provide for written objection to any Arrangement Resolution to be sent to Target by such Target Shareholders who wish to dissent at least two days before the Target Meeting;

(E)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(F)	that the Target Meeting may be adjourned or postponed from time to time by management of Target without the need for additional approval of the Court; and

(G)	that the record date for Target Shareholders entitled to notice of and to vote at the Target Meeting will not change in respect of any adjournment(s) or postponement(s) of the Target Meeting.

(b)
Target shall advise the Court that it is Acquiror's intention to rely uponSection 3(a)(10) of the U.S. Securities Act in respect of the issuance of Acquiror Shares and the distribution of Spinco Shares to the Target Shareholders pursuant to the Arrangement.

2.3	Target Meeting

Subject to receipt of the Interim Order and the terms of this Agreement:

(a)
Target agrees to convene and conduct the Target Meeting for the purposes of considering the Arrangement Resolution in accordance with the Interim Order, Target's constating documents and applicable Laws as soon as reasonably practicable and in any event on or before April 1, 2011, provided, however, that if prior to the scheduled date of such meeting, Target receives an Acquisition Proposal within seven Business Days of the date scheduled for the Target Meeting, Target shall be permitted to postpone or adjourn that meeting for a period of up to 15 days in order to properly deal with such Acquisition Proposal and, if the Target Board ultimately determines it to be a Superior Proposal, to observe and satisfy Acquiror's Response Period, all as contemplated in Article 7 and Article 9 hereof (and to postpone the Target Meeting to a day not more than five Business Days following the expiry of the Acquiror's Response Period, if requested by Acquiror to do so); and provided further that, in exercising the right to postpone or adjourn set out in this Section 2.3(a), Target shall not be permitted to change the record date for its meeting, unless required by applicable Law.

(b)
Target will use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by Acquiror and at the Acquiror's cost, by using proxy solicitation services, designated by Acquiror, in compliance with any Laws applicable to the solicitation of proxies. Target shall instruct Target's transfer agent and any such proxy solicitation agents to report to Acquiror and its designated Representatives concurrently with their reports to Target, and to advise Acquiror as Acquiror may reasonably request, and on a daily basis on each of the last ten (10) Business Days prior to the Target Meeting, as to the aggregate tally of the proxies received by Target in respect of the Arrangement Resolution.

(c)
Target will promptly advise Acquiror of any written notice of dissent or purported exercise by any Target Shareholder of Dissent Rights received by Target in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Target and, subject to applicable Law, any written communications sent by or on behalf of Target to any Target Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(d)
Within five days of execution of this Agreement and as soon as practical after the record date for the Target Meeting, Target will prepare or cause to be prepared by its transfer agent and provided to Acquiror a list of the holders of Target Shares and Target Warrants, and will deliver to Acquiror thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in electronic format if available from the Target's transfer agent.

2.4	Target Circular

(a)
Target shall prepare the Target Circular in compliance with applicable Securities Laws and file the Target Circular on a timely basis, and in any event on or before February 25, 2011, in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required. Without limiting the generality of the foregoing, Target shall, in consultation with Acquiror, use all commercially reasonable efforts to abridge the timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in section 2.20 thereof.

(b)
Target shall ensure that the Target Circular complies in all material respects with applicable Securities Laws, and, without limiting the generality of the foregoing, that the Target Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to and provided by Acquiror and its affiliates, including the Acquiror Shares) and shall provide Target Shareholders and Target Optionholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Target Meeting. Subject to Sections 7.1 to 7.3, the Target Circular will include the unanimous recommendation of the Target Board that Target Shareholders and Target Optionholders vote in favour of the Arrangement Resolution, and a statement that each director of Target intends to vote all of such director's Target Shares (including any Target Shares issued upon the exercise of any Target Options or Target Warrants) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Lock-up Agreements.

(c)
Acquiror will furnish to Target all such information regarding Acquiror, its affiliates and the Acquiror Shares as may be reasonably required by Target in the preparation of the Target Circular and other documents related thereto. Acquiror shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Target Circular in order to make any information so furnished or any information concerning Acquiror, its affiliates and the Acquiror Shares not misleading in light of the circumstances in which it is disclosed. Acquiror shall also provide Target with disclosure reasonably sufficient to allow Acquiror to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the distribution of Spinco Shares by Target pursuant to the Arrangement and the issuance of Acquiror Shares in exchange for Target Shares pursuant to the transactions described herein, and Target shall include such disclosure in the form provided by the Acquiror in the Target Circular.

(d)
Acquiror and its legal counsel shall be given a reasonable opportunity to review and comment on the Target Circular, prior to the Target Circular being printed and mailed to Target Shareholders and Target Optionholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Acquiror and its counsel, provided that all information relating to Acquiror included in the Target Circular shall be in form and content satisfactory to Acquiror, acting reasonably. Target shall provide Acquiror with a final copy of the Target Circular prior to mailing to the Target Shareholders and Target Optionholders.

(e)
Target and Acquiror shall each promptly notify the other if at any time before the Effective Date, it becomes aware (in the case of Target only with respect to Target and Spinco and in the case of Acquiror only with respect to Acquiror) that the Target Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Target Circular, and the Parties shall cooperate in the preparation of any amendment or supplement to the Target Circular, as required or appropriate, and Target shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Target Circular to Target Shareholders and Target Optionholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

2.5	Final Order

If (i) the Interim Order is obtained, and (ii) the Arrangement Resolution is passed at the Target Meeting by Target Shareholders as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, Target shall as soon as reasonably practicable thereafter and in any event within two Business Days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 291 of the BCBCA.

2.6	Court Proceedings

Subject to the terms of this Agreement, Acquiror will cooperate with, assist and consent to Target seeking the Interim Order and the Final Order, including by providing Target on a timely basis any information required to be supplied by Acquiror in connection therewith. Target will provide legal counsel to Acquiror with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Target will also provide legal counsel to Acquiror on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Target or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Target will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Acquiror's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Acquiror to agree or consent to any increase in the Consideration or other modification or amendment to such filed or served materials that expands or increases Acquiror's obligations set forth in this Agreement.

2.7	Effect on the Arrangement and Effective Date

Subject to the satisfaction or, where not prohibited by applicable Law, the waiver of the conditions set forth in Article 6 by the applicable Party for whose benefit such conditions exist (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited by applicable Law, the waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist), upon the Arrangement Resolution having been approved and adopted by the Target Shareholders at the Target Meeting, in accordance with the Interim Order and Target obtaining the Final Order, the Arrangement shall be effective at the Effective Time on the Effective Date.

2.8	Payment of Consideration

Acquiror will, following receipt of the Final Order and prior to the Effective Time deliver to the Depositary in escrow pending the Effective Time, sufficient Acquiror Shares in escrow to pay the aggregate Consideration to be paid to Former Target Shareholders (other than dissenting Target Shareholders) under the Arrangement.

2.9	Preparation of Filings

Acquiror and Target shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of them to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.10	Announcement and Shareholder Communications

Acquiror and Target shall issue a joint press release with respect to this Agreement and the Arrangement promptly following the execution of this Agreement, the text of such announcement to be in a form approved by each of Acquiror and Target in advance, acting reasonably and without delay. Each Party shall consult with the other Party prior to issuing any other press releases or otherwise making public written statements with respect to the Arrangement or this Agreement and shall provide the other Party with a reasonable opportunity to review and comment on all such press releases or public written statements prior to the release thereof. Acquiror and Target agree to co-operate in the preparation of presentations, if any, to Target Shareholders regarding the Plan of Arrangement; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.11	Withholding Taxes

Acquiror, Target and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends or other distributions or other payments otherwise payable to any former securityholders of Target such amounts as Acquiror, Target or the Depositary may be required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. For greater certainty, to the extent Acquiror, Target or the Depositary is required to deduct and withhold from any consideration that is not cash, Acquiror, Target or the Depositary shall be entitled to liquidate such consideration to the extent necessary in order to fund its deduction, withholding and remittance obligations.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF TARGET

3.1	Representations and Warranties

Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that Acquiror is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Fairness Opinion and Directors' Approvals. As of the date hereof:

(i)
National Bank Financial has delivered an oral opinion to the Special Committee to the effect that as of the date of such opinion, subject to the assumptions and limitations set out therein, the consideration to be received under the Arrangement is fair from a financial point of view to the Target Shareholders;

(ii)
the Target Board, after consultation with its financial and legal advisors, and based upon the unanimous recommendation of the Special Committee, has determined that the Arrangement is in the best interests of Target and is fair to the Target Shareholders and accordingly has resolved unanimously to recommend to the Target Shareholders that they vote in favour of the Arrangement Resolution. The Target Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b)
Organization and Qualification. Target and each of its Material Subsidiaries is a corporation duly incorporated, amalgamated, continued or created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or legal power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. A true and complete copy of the constating documents of Target and each of its Material Subsidiaries has been provided to Acquiror. Target and each of its Material Subsidiaries is duly registered, licensed or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so registered or in good standing or to have such permits would not have a Material Adverse Effect on Target.

(c)
Authority Relative to this Agreement. Target has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Target as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by Target and the performance by Target of its obligations under this Agreement have been duly authorized by the Target Board and except for obtaining Target Shareholder Approval, the Interim Order and the Final Order in the manner contemplated herein, and providing the Registrar of Companies under the BCBCA any records, information or other documents required by him in connection with the Arrangement, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement, other than, with respect to the Circular and other matters relating thereto, the approval of the Target Board. This Agreement has been duly executed and delivered by Target and, constitutes a legal, valid and binding obligation of Target, enforceable against Target in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)
No Violation. Neither the authorization, execution and delivery of this Agreement by Target nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by Target with any of the provisions hereof will:

(i)
 result in a violation or breach of, constitute a default (or an event which,with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

(A)	its or any Material Subsidiary's articles, charters or by-laws or other comparable organizational documents;

(B)
any Permit or Material Contract to which Target or any of its Material Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Target or any of its Material Subsidiaries is bound; or

(C)	any Laws, regulation, order, judgment or decree applicable to Target or its Material Subsidiaries or any of their respective properties or assets;

(ii)
give rise to any rights of first refusal or trigger any change in controlprovisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any note, bond, mortgage, indenture, Material Contract, license, franchise or Permit to which Target or any of its Material Subsidiaries is a party or in respect of any Target Exploration Property that is material to Spinco;

(iii)
give rise to any termination or acceleration of indebtedness, or cause anythird party indebtedness to come due before its stated maturity or cause any available credit to cease to be available; ability of Target or a Material Subsidiary to conduct the business of Target or a Material Subsidiary as and where it is now being conducted which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target; or

(iv)
result in the imposition of any Lien upon any of the property or assets of Target or a Material Subsidiary or restrict, hinder, impair or limit theability of Target or a Material Subsidiary to conduct the business of Target or a Material Subsidiary as and where it is now being conducted which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target; or

(v)
result in any material payment (including retention, severance,unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Target or any of its Material Subsidiaries, or increase any benefit payable to such director, officer or employee by Target or any of its Material Subsidiaries, or result in the acceleration of the time of payment or vesting of any such benefits.

The Key Third Party Consents listed in Schedule D are the only consents, approvals and notices required from any third party under any Material Contracts of Target or any of its Material Subsidiaries in order for Target and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement (including the transfer of the Target Exploration Properties and Spinco Assets to Spinco and the assumption by Spinco of the Spinco Liabilities) and the Arrangement pursuant to the Plan of Arrangement.

(e)
Capitalization. The authorized share capital of Target consists of an unlimited number of Target Shares. As of the close of business on January 14, 2011, there are issued and outstanding 63,371,806 Target Shares. As of the close of business on January 14, 2011, an aggregate of up to 3,783,500 Target Shares are issuable upon the exercise of Target Options and 13,496,298 Target Shares are issuable upon the exercise of Target Warrants. Except for the Target Options and Target Warrants and the Plan of Arrangement, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Target of any securities of Target (including Target Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Target (including Target Shares) or subsidiaries of Target. All outstanding Target Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Target Shares issuable upon the exercise of Target Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any preemptive rights. All securities of Target (including the Target Shares, the Target Options and the Target Warrants) have been issued in compliance with all applicable Laws and Securities Laws. Other than the Target Options and the Target Warrants, there are no securities of Target or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Target Shareholders on any matter. There are no outstanding contractual or other obligations of Target or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Target or any of its subsidiaries having the right to vote with the holders of the outstanding Target Shares on any matters.

(f)
Ownership of Subsidiaries. Section 3.1(f) of the Target Disclosure Letter includes complete and accurate lists of all subsidiaries owned, directly or indirectly, by Target, each of which is wholly-owned. Target does not own any securities of any joint venture entity within the area of the Target Mining Properties. All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Target are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by Target are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Target. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Target to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests.

(g)
Reporting Status and Securities Laws Matters. Target is a "reporting issuer" and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of British Columbia and Alberta. The Target Shares are listed on, and Target is in compliance with the rules and policies of, the TSX-V. Target is not subject to regulation by any other stock exchange. No delisting, suspension of trading in or cease trading order with respect to any securities of Target and, to the knowledge of Target, no inquiry or investigation (formal or informal) of any Securities Authority (including, for purposes of this paragraph, any similar authority in the United States) or the TSX-V is in effect or ongoing or, to the knowledge of Target, expected to be implemented or undertaken.

(h)
Public Filings. Target has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the TSX-V. All such documents and information comprising the Target Public Disclosure Record, as of their respective dates (or, if amended, as of the date of such amendment), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Target Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the TSX-V. Target has not filed any confidential material change report with any Securities Authorities or the TSX-V that at the date of this Agreement remains confidential.

(i)
Target Financial Statements.  Target's audited consolidated financial statements as at and for the fiscal years ended October 31, 2009 and 2008 (including the notes thereto) and related management's discussion and analysis ("MD&A") and Target's unaudited consolidated financial statements as at and for the nine months ended July 31, 2010 (collectively, the "Target Financial Statements") were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Target's independent auditors, or (B) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and present fairly in all material respects the consolidated financial condition, results of operations, changes in financial position of Target and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Target and its subsidiaries on a consolidated basis. Target's audited consolidated financial statements for the fiscal year ended October 31, 2010 will be filed as required pursuant to National Instrument 51- 102 "Continuous Disclosure Obligations" on or before February 11, 2011. There has been no material change in Target's accounting policies, except as described in the notes to the Target Financial Statements, since October 31, 2009.

(j)
Financial Reporting. Target has not failed to disclose any information regarding any event, circumstance or action taken or failed to be taken within the knowledge of Target as at the date of this Agreement which could reasonably be expected to have a Material Adverse Effect on Target. To the knowledge of Target, prior to the date of this Agreement there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the financial reporting of Target. Since January 1, 2008, Target has received no: (x) material complaints from its auditors, the TSX-V or any Governmental Entity regarding accounting, internal accounting controls or auditing matters; or (y) expressions of concern from employees of Target or any Target subsidiary regarding questionable accounting or auditing matters.

(k)
Books and Records. The financial books, records and accounts of Target and the Material Subsidiaries: (i) have been maintained in accordance with applicable Laws and GAAP on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of Target and its Material Subsidiaries; and (iii) accurately and fairly reflect the basis for Target Financial Statements.

(l)
Minute Books. The corporate minute books of each of Target and the Material Subsidiaries contain minutes of all meetings and resolutions of their respective boards of directors and committees of such boards of directors or managers, as applicable, other than those portions of minutes of meetings reflecting discussions of the Arrangement, and shareholders or members, as applicable, held according to applicable Laws and are complete and accurate in all material respects.

(m)
No Undisclosed Liabilities. Target and its subsidiaries have no outstanding  indebtedness, liability or obligation (including liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically disclosed in the Target Public Disclosure Record filed prior to the date of this Agreement, specifically identified in the Target Financial Statements, or incurred in the ordinary course of business since the date of the most recent financial statements of Target Financial Statements.

(n)	No Material Change. Since October 31, 2009, except as contemplated by this Agreement:

(i)	each of Target and each subsidiary of Target has conducted its business only in the ordinary and regular course of business;

(ii)	there has not occurred any event that constituted or with the passage of time would constitute a Material Adverse Effect in respect of Target and its subsidiaries taken as a whole;

(iii)
the business and property of Target and its subsidiaries conform in all  material respects to the description thereof contained in the Target Public Disclosure Record and there has not been any acquisition or sale by Target or any of its subsidiaries of any material property or assets;

(iv)
other than in the ordinary and regular course of business consistent with  past practice, there has not been any incurrence, assumption or guarantee by Target or any of its subsidiaries of any debt for borrowed money, any creation or assumption by Target or any of its subsidiaries of any Lien or any making by Target or any of its subsidiaries of any loan, advance or capital contribution to or investment in any other Person;

(v)	there has been no dividend or distribution of any kind declared, paid ormade by Target on any Target Shares;

(vi)	Target has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Target Shares; and

(vii)
there has not been any material increase in or modification of the compensation payable to or to become payable by Target or any of its subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including the granting of Target Options pursuant to the Target Stock Option Plan) made to, for or with any of such directors, officers, employees or consultants.

(o)
Litigation. There is no claim, action, suit, grievance, complaint, proceeding or  investigation that has been commenced or, to the knowledge of Target, is threatened affecting Target or its Material Subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which, individually or in the aggregate, if determined adversely to Target or its Material Subsidiaries, as the case may be, has or could reasonably be expected to result in liability to Target or such Material Subsidiary in excess of $50,000. Neither Target nor any of its Material Subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree.

(p)	Taxes.

(i)
Target and each of its Material Subsidiaries has filed or caused or will  cause to be filed all Returns required to be filed by applicable Law on or before the Effective Date. All such Returns are correct and complete in all material respects. Target and each of its Material Subsidiaries has timely paid all material Taxes that are due and payable by Target or its Material Subsidiaries, including all instalments on account of taxes for the current year that are due and payable by Target or its Material Subsidiaries whether or not assessed (or reassessed) by the appropriate Governmental Entity, and has, as applicable, timely remitted such Taxes to the appropriate Governmental Entity under applicable Law. There are no liens for Taxes upon any of the assets or properties of Target or any of its Material Subsidiaries except Liens for current Taxes not yet due and payable.

(ii)
There is no material dispute or claim, including any audit, investigation or  examination by any Governmental Entity, actual, pending or, to the knowledge of Target, threatened, concerning any Tax liability of Target or any of its Material Subsidiaries, no written notice of such an audit, investigation, examination, material dispute or claim has been received by Target or any of its Material Subsidiaries.

(iii)	Neither Target nor any of its Material Subsidiaries has requested, orentered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which:

(A)	to file any Return (which has not since been filed) in respect of any Taxes for which any of Target or its Material Subsidiaries is or may be liable;

(B)	to file any elections, designations or similar filings relating to Taxes (which have not since been filed) for which any of Target or its Material Subsidiaries is or may be liable;

(C)	any of Target or its Material Subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes (which have not since been paid or remitted); or

(D)	any Governmental Entity may assess or collect Taxes for which any of Target or its Material Subsidiaries is liable.

(iv)
Target and each of its Material Subsidiaries has duly and timely deducted, collected or withheld from any amount paid or credited by it to or for the account or benefit of any Person and has duly and timely remitted the same (or is properly holding for such remittance) to the appropriate Governmental Entity all Taxes and amounts it is required by applicable Law to so deduct or collect and remit.

(v)
Neither Target nor any of its Material Subsidiaries has acquired property or services from, or disposed of property or provided services to, any Person with whom it does not deal at arm's length for an amount that is other than the fair market value of such property or services.

(vi)
For all transactions between Target or any of its Material Subsidiariesresident in Canada and any Person who is not resident in Canada for purposes of the Tax Act with whom Target or any such Material Subsidiary was not dealing at arm's length for purposes of the Tax Act, Target or such Material Subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(vii)
No claim has ever been made by any Governmental Entity in a jurisdiction where Target or any of its Material Subsidiaries do not file Returns that Target or any of its Material Subsidiaries is or may be subject to Taxes or is required to file Returns in that jurisdiction.

(viii)
There are no rulings or closing agreements relating to Target or any of its Material Subsidiaries which could affect Target's or any Material Subsidiary's liability for Taxes for any taxable period after the Effective Date. Neither Target or any Material Subsidiary has requested an advance tax ruling from the Canada Revenue Agency or comparable rulings from other taxing authorities.

(ix)	For purposes of the Tax Act, the paid-up capital of Target for the Target Shares will be at least equal to $19.1 million prior to the transactions described in section 2.1(b).

(x)	Citrine Investments Limited is resident in Canada for the purposes of the Tax Act.

(q)	Property.

(i)
Target and its Material Subsidiaries are the legal and/or beneficial owners of all right, title and interest in the Target Mining Properties, free and clear of any title defects, pursuant to valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, and none of Target or its Material Subsidiaries is in default of any of the material provisions of such documents, agreements and instruments nor has any such default been alleged.

(ii)
The Target Mining Properties are the only mining concessions, unpatented claims, leases, licenses, permits or other rights that are required to conduct the activities of Target and its Material Subsidiaries as currently conducted on the properties subject thereto.

(iii)
The interests of Target and its Material Subsidiaries in the Target Mining Properties are held free and clear of all Liens. The Target Disclosure Letter sets out an up to date, true description in all material respects of (i) the interests of Target and its Material Subsidiaries in each of the Target Mining Properties; and (ii) the agreement or document pursuant to which Target and any of its Material Subsidiaries holds its interest in such Target Mining Properties.

(iv)	Applying customary standards in the mining industry,

(A)	each of the Target Mining Properties has been properly recorded,and, to the knowledge of Target, located, in compliance with applicable Laws and comprises a valid and subsisting mineral claim;

(B)	the Target Mining Properties are in good standing with theapplicable Governmental Entities;

(C)
to the knowledge of Target, any and all Taxes and other payments required to be paid by the date hereof in respect of the Target Mining Properties and all rental payments required to be paid by the date hereof in respect of the Target Mining Properties have been paid;

(D)	to the knowledge of Target, any and all filings required to be filed by the date hereof in respect of the Target Mining Properties have been filed;

(E)	Target and its Material Subsidiaries have the exclusive right to deal with the Target Mining Properties;

(F)
there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions in respect of the Target's or any of its Material Subsidiaries' interests in the Target Mining Properties;

(G)
neither Target nor any of its Material Subsidiaries has received any notice, whether written or oral from any Governmental Entity or any Person with jurisdiction or applicable authority of any revocation or intention to revoke Target's or any of its Material Subsidiaries' interests in the Target Mining Properties;

(H)
Target or one of its subsidiaries has the right, title, ownership and right to use all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Target Mining Properties that is in the possession of Target or its subsidiaries or that Target has the right to obtain; and

(I)
all work and activities carried out on the Target Mining Properties by Target or any of its Material Subsidiaries or any other Person appointed by Target or any of its Material Subsidiaries , which for greater certainty does not include Acquiror or its representatives, have been carried out in all material respects in compliance with all applicable Laws, and neither Target, any of the Material Subsidiaries, nor, to the knowledge of Target, any other Person, has received any notice of any material breach of any such applicable Laws.

(v)	To the knowledge of Target, there is no material information that Target has not disclosed to Acquiror relating to the Target Mining Properties.

(vi)
Target's right, title and interest in and to the Target Mining Properties is not subject to any adverse claims (including claims of aboriginal or indigenous title) and Target has not received any notice of such actual or potential claims.

(r)	Mineral Resources. Target has no current mineral reserves or resources.

(s)	Material Contracts. With respect to the Material Contracts of Target:

(i)
Section 3.1(s) of the Target Disclosure Letter includes a complete and accurate list of all Material Contracts to which Target or any of its Material Subsidiaries is a party and that are currently in force and Target has made available to Acquiror for inspection true and complete copies of all such Material Contracts.

(ii)
All of the Material Contracts of Target and each of its Material Subsidiaries are in full force and effect, and Target or its Material Subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Target and each of its Material Subsidiaries have not waived any rights under a Material Contract and no material default or breach exists in respect thereof on the part of Target or any of its Material Subsidiaries or, to the knowledge of Target, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of such Material Contracts.

(iii)
All of the Material Contracts of Target and each of its Material Subsidiaries are valid and binding obligations of Target or its Material Subsidiaries as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iv)
As at the date hereof, neither Target nor any of its Material Subsidiaries has received written notice that any party to a Material Contract of Target or any of its Material Subsidiaries intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Target, no such action has been threatened.

(v)
Neither Target nor any of its Material Subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Target or any of its Material Subsidiaries.

(t)	Permits.

(i)
To the knowledge of Target, Target and each of its Material Subsidiarieshas obtained and is in material compliance with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted; and

(ii)
to the knowledge of Target, there are no facts, events or circumstances thatwould reasonably be expected to result in a failure to obtain or be in material compliance with such material Permits as are necessary to conduct the business of Target and each of its Material Subsidiaries as it is currently being conducted as set forth in the Target Public Disclosure Documents.

(u)	Environmental Matters.

(i)
Target and its Material Subsidiaries have carried on their respective businesses and operations in compliance with all applicable Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	neither Target nor any of its Material Subsidiaries has received any order, request or notice from any Person alleging a material violation of any Environmental Law;

(iii)
each of Target and its Material Subsidiaries (i) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, and (ii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)
is not involved in remediation operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities.

(v)
Compliance with Laws. Target and each of its Material Subsidiaries have compliedwith and are not in violation of any applicable Laws, other than noncompliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Target and have not received any written notices or other correspondence from any Governmental Entity regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material license, permit, authorization, approval, registration or consent of a Governmental Entity relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Target and its Material Subsidiaries to operate their respective businesses in a manner which would have a Material Adverse Effect on Target.

(w)	Employment Matters.

(i)
Section3.1(w) of the Target Disclosure Letter sets forth a complete list of all employees and consultants of Target and its Material Subsidiaries, together with their titles, salaries and bonus (whether monetary or otherwise), and a list of the directors and the terms of their compensation. No such employee is on long-term disability leave, extended absence or workers' compensation leave.

(ii)	NeitherTarget nor any of its subsidiaries:

(A)
is a party to any written or oral agreement, arrangement, plan, obligation, policy or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Target or its subsidiaries;

(B)
is a party to any collective bargaining agreement nor, to the knowledge of Target, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, or to the knowledge of Target, pending or threatened strikes or lockouts at Target or any of its subsidiaries; and

(C)
is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Target, threatened, or any litigation, actual or, to the knowledge of Target, threatened, relating to its employees or independent contractors (including any termination of such individuals).

(iii)
Target and its subsidiaries have been and are now in compliance, in all material respects, with all applicable Laws with respect to employment and labour and there are no current, or, to the knowledge of Target, pending or threatened proceedings before any Governmental Entity with respect to any of the areas listed herein.

(iv)
Other than the Target Stock Option Plan neither Target nor any of its subsidiaries has, or is subject to any present or future obligation or liability under, any pension plan, deferred compensation plan, retirement income plan, stock option or stock purchase plan, profit sharing plan, bonus plan, employee benefit plan or policy, employee group insurance plan, program policy or practice, formal or informal, with respect to its employees.

(x)
Related Party Transactions. With the exception of any contracts related to Target Options and Target Warrants, there are no Contracts or other transactions currently in place between Target or its Material Subsidiaries, on the one hand, and: (i) any officer or director of Target or its Material Subsidiaries; (ii) any holder of record or, to the knowledge of Target, beneficial owner of 10% or more of the Target Shares; and (iii) any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(y)
Expropriation. No part of the property or assets of Target or its Material Subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does Target or any of its Material Subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(z)	Registration Rights. No Target Shareholder has any right to compel Target to register or otherwise qualify the Target Shares (or any of them) for public sale or distribution.

(aa)
Rights of Other Persons. Except in respect of Acquiror's interest in the Target Mining Properties, no Person has any right of first refusal or option to purchase or any other right of participation in any of the properties or assets owned by Target or the Material Subsidiaries, or any part thereof.

(bb)
Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Target or its Material Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect on Target.

(cc)
Brokers. Except as disclosed by Target to Acquiror, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Target, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Section 3.1(cc) to the Target Disclosure Letter.

(dd)
Insurance. As of the date hereof, Target and each of its Material Subsidiaries have such policies of insurance as are listed in Section 3.1(dd) of the Target Disclosure Letter. All insurance maintained by Target or its Material Subsidiaries is in full force and effect and in good standing and is in amounts and in respect of such risks as are normal and usual for companies of similar size operating in the mining industry.

(ee)	United States Securities Laws.

(i)
No securities of Target are registered or required to be registered under Section 12 of the U.S. Exchange Act, and Target is not required to file reports under Section 13 or section 15(d) of the U.S. Exchange Act; and

(ii)	Target is not registered, and is not required to be registered, as an "investment company" under the United States Investment Company Act of 1940, as amended.

(ff)
Data Provided. To the knowledge of Target, the Confidential Information (as definedin the Confidentiality Agreement) provided by or on behalf of Target to Acquiror and its Representatives is true and accurate in all material respects.

(gg)
Certain Business Practices. To the knowledge of Target, neither Target, the Target subsidiaries nor any director, officer, agent or employee of Target or the Target subsidiaries (in their capacities as such) has:

(i)	used or agreed to use funds for contributions, gifts, entertainment or other purposes relating to political activity in violation of Law including the CFPOA or the FCPA; or

(ii)
made or agreed to make any payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns in violation of Law, including the CFPOA or the FCPA.

3.2	Survival of Representations and Warranties

The representations and warranties of Target contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. Any investigation by Acquiror and its Representatives shall not mitigate, diminish or affect the representations and warranties of Target pursuant to this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

4.1	Representations and Warranties

Acquiror hereby represents and warrants to and in favour of Target as follows, except to the extent that such representations and warranties are qualified by the Acquiror Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that Target is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)
Authority Relative to this Agreement. Acquiror has all necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Acquiror and the performance by Acquiror of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Acquiror and constitutes a legal, valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(b)
Organization and Qualification. Acquiror and each of the material subsidiaries of Acquiror is a corporation duly incorporated, amalgamated, continued or created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or legal power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Acquiror and each of its subsidiaries (a) has all Permits necessary to conduct its business substantially as now conducted, and (b) is duly registered, licensed or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing or to have such Permits would not have a Material Adverse Effect on Acquiror.

(c)	No Material Change. Since March 31, 2010, except as disclosed in the Acquiror Public Disclosure Record:

(i)	each of Acquiror and each subsidiary of Acquiror have conducted their business only in the ordinary and regular course of business;

(ii)	there has not occurred any event that constituted or with the passage of time would constitute a Material Adverse Effect in respect of Acquiror and its subsidiaries taken as a whole;

(iii)	Acquiror has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Acquiror Shares;

(iv)	Acquiror has not effected any material change in its accounting methods,principles or practices;

(v)	there has been no dividend or distribution of any kind declared, paid or made by Acquiror on any Acquiror Shares;

(vi)	there has not occurred any event that constituted or with the passage of time would constitute a Material Adverse Effect in respect of Acquiror and its subsidiaries taken as a whole;

(vii)
the business and property of Acquiror and its subsidiaries conform in all material respects to the description thereof contained in the Acquiror Public Disclosure Record and there has not been any acquisition or sale by Acquiror or any of its subsidiaries of any material property or assets; and

(viii)
other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Acquiror or any of its subsidiaries of any debt for borrowed money, any creation or assumption by Acquiror or any of its subsidiaries of any Lien or any making by Acquiror or any of its subsidiaries of any loan, advance or capital contribution to or investment in any other Person.

(d)
No Violations. Neither the authorization, execution and delivery of this Agreement by Acquiror nor the completion of the transactions contemplated by the Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by Acquiror with any of the provisions hereof will:

(i)
result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of: (A) the articles of incorporation, by-laws or other constating documents of Acquiror or any of its subsidiaries, (B) any Permit or Material Contract to which Acquiror or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Acquiror or any of its subsidiaries is bound, or (C) any Law, regulation, order, judgment or decree applicable to Acquiror or any of its subsidiaries or any of their respective properties or assets.

(ii)
give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any note, bond, mortgage, indenture, Material Contract, license, franchise or Permit to which Acquiror or any of its subsidiaries is a party;

(iii)	give rise to any termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or

(iv)
result in the imposition of any Lien upon any of the property or assets of Acquiror or any of its subsidiaries or restrict, hinder, impair or limit the ability of Acquiror or any of its subsidiaries to conduct the business of Acquiror or such subsidiary as and where it is now being conducted which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror.

Noconsents, approvals and notices required from any third party under any Material Contracts of Acquiror or any of its subsidiaries in order for Acquiror and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement (including the transfer of the Target Exploration Properties and Spinco Assets to Spinco and the assumption by Spinco of the Spinco Liabilities) and the Arrangement pursuant to the Plan of Arrangement.

(e)
Capitalization. The authorized share capital of Acquiror consists of an unlimited number of Acquiror Shares. As of the close of business on January 14, 2011, 86,151,353 Acquiror Shares were issued and outstanding, an aggregate of up to 11,352,673 Acquiror Shares were issuable upon the exercise of Acquiror Options and an aggregate of up to 1,066,720 Acquiror Shares were issuable upon the exercise of Acquiror Warrants and, except for such Acquiror Options and Acquiror Warrants, as of the date hereof, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Acquiror of any securities of Acquiror (including Acquiror Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Acquiror (including Acquiror Shares) or subsidiaries of Acquiror. All outstanding Acquiror Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Acquiror Shares issuable upon the exercise of Acquiror Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights.

(f)
Reporting Status and Securities Laws Matters. Acquiror is a "reporting issuer" and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in the Provinces of British Columbia, Alberta and Ontario. The Acquiror Shares are listed on, and Acquiror is in material compliance with the rules and policies of, the TSX-V. No delisting, suspension of trading in or cease trading order with respect to any securities of Acquiror and, to the knowledge of Acquiror, no inquiry or investigation (formal or informal) of any Securities Authority (including, for purposes of this paragraph, any similar authority in the United States) or the TSX-V, is in effect or ongoing or, to the knowledge of Acquiror, expected to be implemented or undertaken.

(g)
Public Filings. Acquiror has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the TSX-V. All such documents and information comprising the Acquiror Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Acquiror Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the TSX-V. Acquiror has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in any of the information contained in the Acquiror Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Acquiror Public Disclosure Record.

(h)
Acquiror Financial Statements. Acquiror's audited consolidated financial statements as at and for the fiscal years ended March 31, 2010 and 2009 (including the notes thereto and related management's discussion and analysis ("Acquiror MD&A") and Acquiror's unaudited consolidated financial statements as at and for the six months ended September 30, 2010 (collectively, the "Acquiror Financial Statements") were prepared in accordance with GAAP consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Acquiror's independent auditors) and present fairly in all material respects the consolidated financial condition, results of operations and changes in financial position of Acquiror and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Acquiror and its subsidiaries on a consolidated basis.

(i)
No Undisclosed Liabilities. Acquiror and its subsidiaries have no outstanding indebtedness, liability or obligation (including liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically disclosed in the Acquiror Public Disclosure Record filed prior to the date of this Agreement, specifically identified in the Acquiror Financial Statements, or incurred in the ordinary course of business since the date of the most recent financial statements of Acquiror Financial Statements.

(j)	Tax. Acquiror and its subsidiaries have no liability for unpaid Taxes that, in the aggregate, would be expected to adversely affect the value of the Acquiror Shares in any material manner.

(k)	Mineral Resources. Acquiror has no current mineral reserves or resources..

(l)
Litigation. There are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Acquiror, threatened affecting Acquiror or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Acquiror nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(m)	Permits.

(i)
Acquiror and each of its subsidiaries has obtained and is in material compliance with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted; and

(ii)
there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in material compliance with such material Permits as are necessary to conduct the business of Acquiror and each of its subsidiaries as it is currently being conducted as set forth in the Acquiror Public Disclosure Documents.

(n)
Issuance of Acquiror Shares. The Acquiror Shares to be issued as part of the Considerationwill, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of Acquiror. The Acquiror Shares to be issued in connection with the exercise of the Target Warrants after the Effective Date will when issued in accordance with the terms thereof be duly and validly issued as fully paid and non-assessable common shares in the capital of Acquiror.

(o)
Expropriation. No part of the property or assets of Acquiror or any of its materialsubsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does Acquiror or any of its material subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(p)
Rights of Other Persons. No Person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Acquiror or any of its material subsidiaries, or any part thereof, except as disclosed in the Acquiror Financial Statements.

(q)	Cordero Property. To the knowledge of Acquiror, there is no:

(i)	material information, including assay results, in respect of the Cordero Property in the possession of Acquiror as at January 10, 2011 that it has not disclosed to Target; or

(ii)	material change relating to the Cordero Property that Acquiror has not publicly disclosed;

(iii)	applying customary standards in the mining industry, to the knowledge of Acquiror:

(A)	the Target Mining Properties are in good standing with the applicable Governmental Entities;

(B)
any and all Taxes and other payments required to be paid during the period Acquiror has been the operator under the Cordero JVA in respect of the Target Mining Properties and all rental payments required to be paid during the period Acquiror has been the operator under the Cordero JVA in respect of the Target Mining Properties have been paid by Acquiror;

(C)	any and all filings required to be filed during the period Acquiror has been the operator under the Cordero JVA in respect of the Target Mining Properties have been filed by Acquiror;

(D)
Acquiror has not received any notice, whether written or oral from any Governmental Entity or any Person with jurisdiction or applicable authority of any revocation or intention to revoke Acquiror's or any of its Material Subsidiaries' interests in the Target Mining Properties;

(E)
Acquiror or one of its subsidiaries has the right, title, ownership and right to use all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Target Mining Properties that is in the possession of Acquiror or its subsidiaries or that Acquiror has the right to obtain; and

(F)
all work and activities carried out on the Target Mining Properties by Acquiror or any of its subsidiaries or any other Person appointed by Acquiror or any of its subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Acquiror, any of its subsidiaries, nor, to the knowledge of Acquiror, any other Person, has received any notice of any material breach of any such applicable Laws.

(r)	Environmental Matters.

(i)	Acquiror and its subsidiaries have carried on their respective businesses and operations in compliance with all applicable Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	neither Acquiror nor any of its subsidiaries has received any order, request or notice from any Person alleging a material violation of any Environmental Law; and

(iii)
neither Acquiror nor any of its subsidiaries is involved in remediation operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities.

(s)
Compliance with Laws. Acquiror and each of its subsidiaries have complied with and are not in violation of any applicable Laws, other than noncompliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror and have not received any written notices or other correspondence from any Governmental Entity regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material license, permit, authorization, approval, registration or consent of a Governmental Entity relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Acquiror and its subsidiaries to operate their respective businesses in a manner which would have a Material Adverse Effect on the Acquiror.

(t)
Related Party Transactions. With the exception of any contracts related to Acquiror Options and Acquiror Warrants, there are no Contracts or other transactions currently in place between Acquiror or its subsidiaries, on the one hand, and: (i) any officer or director of Acquiror or its subsidiaries; (ii) any holder of record or, to the knowledge of Acquiror, beneficial owner of 10% or more of the Acquiror Shares; and (iii) any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(u)
Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Acquiror or its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect on Acquiror.

(v)
Data Provided. To the knowledge of Acquiror, the Confidential Information (as defined in the Confidentiality Agreement) provided by or on behalf of Acquiror to Target and its Representatives is true and accurate in all material respects.

(w)
No Cease Trade. Acquiror is not subject to any cease trade or other order of any applicable Securities Regulatory Authority and, to the knowledge of Acquiror, no investigation or other proceedings involving Acquiror which may operate to prevent or restrict trading of any securities of Acquiror are currently in progress or pending before any applicable Securities Regulatory Authority.

(x)	United States Securities Laws. Acquiror is not registered, and is not required to be registered as, an "investment company" under the United States Investment Company Act of 1940, as amended.

4.2	Survival of Representations and Warranties

The representations and warranties of Acquiror contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. Any investigation by Target and its Representatives shall not mitigate, diminish or affect the representations and warranties of Acquiror pursuant to this Agreement.

ARTICLE 5

COVENANTS OF TARGET AND ACQUIROR

5.1	Covenants of Target Regarding the Conduct of Business

Target covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, required by applicable Laws or any Governmental Entities or consented to by Acquiror in writing (which consent shall not be unreasonably withheld or delayed), Target shall, and shall cause each of its subsidiaries to conduct its business in the ordinary course of business consistent with past practice, and use commercially reasonable efforts to maintain and preserve their business organization, assets, employees, goodwill and business relationships. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement or as disclosed in the Target Disclosure Letter (including for greater certainty the transfer of the Target Exploration Properties and Spinco Assets to Spinco and the assumption of the Spinco Liabilities by Spinco, provided that such transfers and assumption are completed with prior notice to Acquiror and in a manner acceptable to Acquiror, acting reasonably), Target shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Acquiror (such consent not to be unreasonably withheld, conditioned or delayed):

(a)	take any action except in the ordinary course of business of Target and its Material Subsidiaries;

(b)
(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Target or any of its subsidiaries; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Target or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Target or its subsidiaries, other than the issuance of Target Shares pursuant to the terms of the outstanding Target Options and the Target Warrants; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Target or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Target or any of its Material Subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into any agreement with respect to any of the foregoing;

(c)
(i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, in whole or in part, any of its interest in the Target Mining Properties; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, business, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person other than pursuant to a Contract in existence on the date hereof or a Spinco Permitted Contract; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans, capital contributions, investments or advances other than pursuant to a Contract in existence on the date hereof or a Spinco Permitted Contract; (iv) waive, release, grant or transfer any rights of material value; or (v) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing; license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer any assets, securities, properties, interests or businesses of Target or any of its subsidiaries; (ii) pay, discharge or satisfy any material liabilities or obligations; or (iii) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(e)
other than as is necessary to comply with applicable Laws or Material Contracts, or in accordance with the Target Stock Option Plan: (i) grant to any officer, employee, consultant or director of Target or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, consultant or director of Target or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with, or hire or terminate employment (except for just cause) of, any officer, employee, consultant or director of Target or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers, employees, consultants or former directors, officers, employees or consultants of Target or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, executive officer, consultant or employee of Target or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(f)
settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any material action, claim or proceeding brought against Target and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(g)
enter into any agreement or arrangement that limits or otherwise restricts in any material respect Target or any of its Material Subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Target or any of its affiliates from competing in any manner;

(h)	waive, release or assign any material rights, claims or benefits of Target or any of its subsidiaries;

(i)
(i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify or amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder; or (iii) enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or enter into any modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business; provided that Spinco will be entitled to enter into any contract, agreement, commitment or understanding that is a Spinco Permitted Contract;

(j)
change any method of Tax accounting, make or change any Tax election, file any amended Tax return, settle or compromise any Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;

(k)
take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any Approvals listed in Section 5.1(k) of the Target Disclosure Letter or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Approvals;

(l)
take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Target to consummate the Arrangement or the other transactions contemplated by this Agreement;

(m)
take any action or enter into any transaction that would preclude the Canadian tax "bump" rules from applying upon an amalgamation or winding-up of Target (or its successor by amalgamation), in calculating the tax cost of capital property distributed to Acquiror under paragraphs 88(1)(c) and (d) of the Tax Act; or

(n)	agree, resolve or commit to do any of the foregoing.

Target shall use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Target or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.5, none of Target or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Target shall promptly notify Acquiror in writing of any circumstance or development that, to the knowledge of Target, is or could reasonably be expected to constitute a Material Adverse Effect.

5.2	Covenants of Target Relating to the Arrangement

Target shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Target or any of its subsidiaries under this Agreement, co-operate with Acquiror in connection therewith, and do or cause to be done all such further acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement, including the execution and delivery of such documents as the other Party hereto may reasonably require. Without limiting the generality of the foregoing, Target shall and, where applicable, shall cause its subsidiaries to:

(a)
provide to Acquiror at least two Business Days prior to the Effective Date (i) a reasonable estimate of the cash that will be held by Spinco and its subsidiaries immediately before the Effective Time that is not held in trust for, or for the benefit of, any joint venture partner or similar Person and (ii) a statement of all intercompany payables that will be owing by Spinco or any of its subsidiaries to Target or any of the Material Subsidiaries immediately prior to the Effective Time;

(b)
subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 7.5 and subject to Section 5.5(e), it shall use commercially reasonable efforts to cause to be delivered to Acquiror on the Effective Date resignations, effective on the Effective Date or at such other time and in the manner requested by Acquiror, of the directors and officers of Target or its subsidiaries designated in writing by Acquiror, with nominees of Acquiror to be appointed to the Target Board immediately after each such resignation;

(c)
apply for and use commercially reasonable efforts to obtain all required approvals from Governmental Entities, including the Key Regulatory Approvals, relating to Target or any of its subsidiaries which are typically applied for by a target company and, in doing so, keep Acquiror informed as to the status of the proceedings related to obtaining such approvals, including providing Acquiror with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Acquiror's outside counsel on an "external counsel" basis), in order for Acquiror to provide its comments thereon, which shall be given due and reasonable consideration;

(d)
use commercially reasonable efforts to obtain as soon as practicable followingexecution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts, including all Key Third Party Consents;

(e)
at the request of Acquiror, take all commercially reasonable steps to ensure that, on or prior to the Effective Date, the Target Exploration Properties and the Spinco Assets have been duly transferred to Spinco and Spinco has assumed all of the Spinco Liabilities in a manner satisfactory to the Acquiror, acting reasonably; provided that taking any such step does not result in, and would not reasonably be expected to result in, any Taxes being imposed on, or any adverse Tax on or being suffered by, the Target Shareholders, the Target Optionholders or the Target Warrantholders;

(f)	defend all lawsuits or other legal, regulatory or other proceedings against Target challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; and

(g)	allow representatives of Acquiror (including legal and financial advisors) to attend the Target Meeting.

5.3	Covenants of Acquiror Regarding the Conduct of Business

(a)
Prior to the Effective Date, Target shall be permitted to transfer (i) all of the issued and outstanding shares of Servicios VHV S.A. de C.V. and Minera VHV S.A. de C.V. to VHV Mex Holdings Ltd. for up to 100,000 Mexican Pesos, (ii) all of the shares of VHV Mex Holdings Ltd. to Spinco; (iii) any amounts receivable by Target from any of VHV Mex Holdings Ltd., Servicios VHV S.A. de C.V. or Minera VHV S.A. de C.V.to Spinco and (iv) the Spinco Assets, to Spinco in consideration for a number of common shares in the capital stock of Spinco equal to the result of the following formula: 7,921,476 + (0.125 x the number of Target Warrants exercised prior to the Effective Date) + (0.125 x the number of Target Options exercised prior to the Effective Date) (the “Spinco Reorganization”).

(b)
In connection with the Spinco Reorganization, Target and Spinco shall file an election under subsection 85(1) of the Tax Act in prescribed manner and within the time prescribed by the Tax Act, and the corresponding provisions of any applicable provincial or territorial tax legislation. In such election, Target and Spinco shall elect at an amount determined by Spinco within the limits set by the Tax Act.

(c)
If requested by Spinco, Target shall amend any previously filed Return in respect of any taxation year of Target ending before the Effective Date to claim an amount of credits, deductions or other amounts as determined by Spinco but not exceeding the maximum amount of any credits, deductions or other amounts available to it. Target shall claim an amount of credits, deductions or other amounts as determined by Spinco but not exceeding the maximum amount of all credits, deductions or other amounts available to it for its taxation year ended October 31, 2010 and its taxation year that includes the Spinco Reorganization.

(d)
Target and Spinco shall file an election under paragraph 66.7(7)(e) of the Tax Act in prescribed manner and within the time prescribed by the Tax Act in connection with the acquisition by Spinco of any Spinco Asset that qualifies as a “Canadian resource property” (within the meaning of the Tax Act).

(e)	Target will not designate any amounts in favour of Spinco pursuant to subsection 66.7(12.1) of the Tax Act.

(f)
Acquiror will permit Spinco or its authorized representatives reasonable access to the books and records of Target (including all tax filings and proposed tax filings) as Spinco may reasonably require to ensure that the tax liability of Target is minimized with respect to the Spinco Reorganization and Spinco Distribution and to ensure the maximum amount of resource pools are transferred to Spinco pursuant to section 66.7 of the Tax Act.

(g)	If the Effective Date occurs, Section 5.3(b) – (f) shall survive the termination of this Agreement and the obligations of Acquiror, Target and Spinco may be enforced by the beneficiaries thereof.

5.4          Covenants of Acquiror Regarding the Conduct of Business

Acquiror covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, required by applicable Laws or any Governmental Entities or consented to by Target in writing (which consent shall not be unreasonably withheld or delayed), Acquiror shall, and shall cause each of its subsidiaries to: (a) conduct its business in the ordinary course of business consistent with past practice, which business includes, without limitation, the acquisition (directly or indirectly), exploration, development and operation of mineral projects; (b) use commercially reasonable efforts to maintain and preserve their business organization, assets, employees, goodwill and business relationships; and (c) not (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Acquiror or its subsidiaries; (iii) amend the terms of any of its securities; (iv) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Acquiror or any of its subsidiaries; (v) amend its accounting policies or adopt new accounting policies, in each case except as required to comply with IFRS; (vi) take any action, or permit any action to be taken on its behalf, and it will refrain from taking any action which, in either case, if taken, could interfere with or be inconsistent with the Acquiror's obligations under this Agreement or could be reasonably expected to significantly impede the completion of the Arrangement, or (vii) enter into any agreement with respect to any of the foregoing. The Acquiror covenants and agrees that from and after the execution of this Agreement and until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Acquiror will not (y) make any cash calls under the joint venture agreement (the “Cordero JVA”) between the Acquiror and the Target related to the Cordero Property which are payable by Target prior to June 30, 2011, or (z) except to the extent already agreed by Target, modify, change or amend the accounting procedures or current budget that has been approved under the Cordero JVA without the prior written consent of the Target.

5.5	Covenants of Acquiror Regarding the Performance of Obligations

Acquiror shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Acquiror or any of Acquiror's subsidiaries under this Agreement, co-operate with Target in connection therewith, and shall use commercially reasonable efforts to do or cause to be done all such further acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement. Without limiting the generality of the foregoing, Acquiror shall and, where applicable shall cause its subsidiaries to:

(a)
use commercially reasonable efforts to (i) prior to the completion of the Arrangement, obtain conditional listing on the TSX-V of the Acquiror Shares to be issued in connection with the Arrangement (including for greater certainty, the number of Acquiror Shares issuable upon exercise of all of the outstanding Target Warrants and deemed exercise of outstanding Target Options), and (ii) in connection with the completion of the Arrangement, obtain the final approval of the TSX-V to have the Acquiror Shares to be issued in connection with the Arrangement listed and posted for trading on the TSX-V;

(b)
at or prior to the Effective Time, allot and reserve for issuance a sufficient number of Acquiror Shares to meet the obligations of Acquiror under the Plan of Arrangement (including for greater certainty, the number of Acquiror Shares issuable under the Target Options and Target Warrants);

(c)
apply for and use commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Acquiror or any of Acquiror's subsidiaries which are typically applied for by an acquiror and, in doing so, keep Target reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Target with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Target's outside counsel on an "external counsel" basis), in order for Target to provide its reasonable comments thereon;

(d)
subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws and in compliance with Section 2.8, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein including making arrangements for the prompt delivery of certificates representing the securities of Acquiror issuable to the securityholders of Target under the Plan of Arrangement;

(e)
take all necessary actions such that at the Effective Time, two nominees of Target agreed to by Target and Acquiror prior to the Effective Date (the "Target Nominees") shall be appointed to the Board of Directors of Acquiror and shall be nominated for re-election to the Board of Directors of Acquiror at, and included in the meeting materials for, the first annual general meeting of Acquiror following the Effective Date. At the Effective Time and at the time of nomination for re-election, the board of directors of the Acquiror will be comprised of no more than ten (10) directors (including the Target Nominees). If the Effective Date occurs, this Section 5.5(e) shall survive the termination of this Agreement and the obligations of Acquiror may be enforced by the beneficiaries thereof;

(f)
upon reasonable notice and subject to the Confidentiality Agreement and applicable Laws, until the earlier of the Effective Date and termination of this Agreement, Acquiror shall, and shall cause its subsidiaries to, provide Target and its representatives reasonable access (without disruption of the conduct of Acquiror's business), during normal business hours, to the, books, contracts and records as well as to the management personnel of Acquiror and its subsidiaries' on an as reasonably requested basis as well as reasonable access to Acquiror's and its subsidiaries' properties for the purpose of confirming the representations and warranties of Acquiror contained herein;

(g)	take all necessary actions to:

(i)
issue Acquiror Shares upon the exercise by the holders of Target Warrants in accordance with the adjustment provisions (the "Adjustment Provisions") included in the certificates representing the Target Warrants and to execute all necessary documents, instruments, or supplemental indentures required to ensure that each unexercised Target Warrant outstanding after the Effective Time will entitle the holder thereof to receive upon exercise the Consideration, and for greater certainty the exercise price of such Target Warrants shall be adjusted downward in accordance with their terms to reflect the distribution of Spinco Shares to the Target Shareholders at the Effective Time; and

(ii)	if necessary, make such changes to the Plan of Arrangement to give effect to the covenants in paragraph (i) above as they relate to the Target Warrants.

5.6	Adjustment to Consideration regarding Distributions

(a)
If on or after the date hereof, either Target or Acquiror declares, sets aside orpays any dividend or other distribution to the Target Shareholders of record as of a time prior to the Effective Time (except for the distribution of Spinco Shares pursuant to the Arrangement) or to the shareholders of Acquiror, as applicable, the Board of Directors of Acquiror and Target shall make such adjustments to the Consideration as they determine acting in good faith to be necessary to restore the original intention of the Parties in the circumstances. For greater certainty, if Target takes any of the actions referred to above, the aggregate consideration to be paid by Acquiror shall be decreased by an equivalent amount, and if Acquiror takes any of such actions, the aggregate cash consideration to be paid by Acquiror to Former Target Shareholders shall be increased by an equivalent amount. Notwithstanding the foregoing, nothing in this Section 5.6 shall restrict the ability of Acquiror to terminate this Agreement pursuant to Section 9.2(c)(ii) in the event the condition precedent to the obligations of Acquiror set out in Section 6.2(d) shall not have been met.

(b)
If, at any time prior to the Effective Date, Acquiror amalgamates or mergeswith or into any other corporation or other entity (other than an amalgamation or merger which does not result in any reclassification of the outstanding Acquiror Shares or a change of the Acquiror Shares into other shares), then the Board of Directors of Acquiror shall ensure that, pursuant to the Arrangement, Target Shareholders are entitled to receive, in lieu of the number of Acquiror Shares to which they were theretofore entitled under the Arrangement, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of the transaction if, on the effective date or record date thereof, as the case may be, it had been the registered holder of the number of Acquiror Shares to which such holder was entitled upon completion of the Arrangement.

5.7	Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)
it shall, and shall cause its subsidiaries to, use commercially reasonable effortsto satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; in addition, subject to the terms and conditions of this Agreement, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby;

(b)
it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, materially delay or materially impede the making or completion of the Plan of Arrangement except as permitted by this Agreement;

(c)
Target shall effect such reorganization of its business, operations, subsidiaries  and assets or such other transactions (each, a "Pre-Acquisition Reorganization") as Acquiror may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that Target need not effect a Pre-Acquisition Reorganization which in the opinion of Target, acting reasonably: (i) would require Target to obtain the prior approval of the shareholders of Target in respect of such Pre-Acquisition Reorganization other than at the Target Meeting; or (ii) would impede or materially delay the consummation of the Arrangement. Without limiting the foregoing and other than as set forth in clause (ii) above, Target shall use commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any Persons to effect each Pre-Acquisition Reorganization, and Target shall cooperate with Acquiror in structuring, planning and implementing any such Pre-Acquisition Reorganization. Acquiror shall provide written notice to Target of any proposed Pre-Acquisition Reorganization at least 10 Business Days prior to the date of the Target Meeting. In addition:

(A)
Acquiror shall indemnify and save harmless Target and its subsidiaries' respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (including actual out-of-pocket costs and expenses for filing fees and external counsel);

(B)
any Pre-Acquisition Reorganization shall not become effective unless Acquiror shall have confirmed in writing the satisfaction or waiver of all conditions in its favour in Section 6.1 and Section 6.2 and shall have confirmed in writing that it is prepared to promptly without condition (other than the satisfaction of the condition contemplated by Section 6.2(a) as it relates to the Pre-Acquisition Reorganization) proceed to effect the Arrangement;

(C)
unless the Parties otherwise agree, any Pre-Acquisition Reorganization shall not require any filings with, notifications to or approvals of any Governmental Entity or third party (other than such Tax rulings, and filing such Tax elections or notifications and prefilings or pre-clearances with corporations branches or similar Governmental Entities, as are necessary or advisable in the circumstances);

(D)	any Pre-Acquisition Reorganization shall not require Target or any subsidiary to contravene any applicable Laws, their respective organizational documents or any Contract;

(E)	Target and its subsidiaries shall not be obligated to take any action that could result in any adverse Tax or other consequences to, any securityholder of Target; and

(F)	such cooperation does not require the directors, officers or employees of Target to take any action in any capacity other than as a director, officer or employee, as applicable.

(d)
Acquiror acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of Target hereunder has been breached. Acquiror and Target shall work cooperatively and use reasonable commercial efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. For greater certainty, Target shall not be liable for any Taxes arising as a result of, or the failure of Acquiror to benefit from any anticipated tax efficiency as a result of, a Pre-Acquisition Reorganization.

5.8	Employment Agreements

Target agrees to Acquiror retaining Francisco and Marcella Armenta (the “Consultants”) on a non-exclusive basis so long as Spinco may retain their services. Spinco agrees not to retain the services of the Consultants in respect of properties within a twenty five kilometre radius of the existing Cordero Property boundaries..

5.9	Target Guarantee

Target hereby unconditionally and irrevocably guarantees the due and punctual performance by Spinco of each and every covenant and obligation of Spinco arising under the Arrangement. Target hereby agrees that Acquiror shall not have to proceed first against Spinco before exercising its rights under this guarantee against Target.

5.10	IVA

Spinco agrees that if it receives from the Mexican taxation authorities any funds in repayment or as a refund of IVA paid in relation to the Cordero Project, it will forward such funds forthwith without deduction to Acquiror or to Acquiror’s direction.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Target Shareholders and Target Optionholders at the Target Meeting in accordance with the Interim Order;

(b)
the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Target and Acquiror, acting reasonably, on appeal or otherwise;

(c)
there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins, prevents or prohibits the consummation of the Arrangement;

(d)
the Acquiror Shares and Spinco Shares to be issued to the holders of Target Shares pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and, in the case of the Acquiror Shares to be issued to holders of the Target Shares in connection with the Arrangement, will not be subject to resale restrictions under the U.S. Securities Act, subject to restrictions applicable to affiliates (as defined in Rule 405 of the U.S. Securities Act) of Acquiror following the Effective Date;

(e)
the TSX-V shall have conditionally approved for listing, subject to the payment of fees and the filing of customary required documents, the Acquiror Shares issuable pursuant to the Arrangement and upon the exercise of the Target Warrants;

(f)
the Key Regulatory Approvals shall have been obtained, including the expiry or termination of any waiting period (and any extension thereof) under HartScott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Target Shares as contemplated by this Agreement;

(g)
this Agreement shall not have been terminated pursuant to Article 9; and from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control Persons or pursuant to section 2.6 of National Instrument 45-102).

6.2	Additional Conditions Precedent to the Obligations of Acquiror

The obligations of Acquiror to complete the transactions contemplated by this Agreement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Date or such other time as specified below (each of which is for the exclusive benefit of Acquiror and may be waived by Acquiror in whole or in part at any time):

(a)
all covenants of Target under this Agreement to be performed on or before the Effective Date which have not been waived by Acquiror shall have been duly performed by Target in all material respects, and Acquiror shall have received a certificate of Target addressed to Acquiror and dated the Effective Date, signed on behalf of Target by a senior executive officer of Target (on Target behalf and without personal liability), confirming the same as at the Effective Date;

(b)
all representations and warranties of Target set forth in this Agreement shall be true and correct in all respects as of the Effective Date as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target; and Acquiror shall have received a certificate of Target addressed to Acquiror and dated the Effective Date, signed on behalf of Target by a senior executive officer of Target (on Target's behalf and without personal liability), confirming the same as at the Effective Date;

(c)
since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Target, and Target shall have provided to Acquiror a certificate of a senior executive officer of Target certifying the same as at the Effective Date;

(d)
holders of no more than 5% of the Target Shares shall have exercised Dissent Rights (and not withdrawn such exercise) and Acquiror shall have received a certificate of a senior executive officer of Target confirming the same as at the Effective Date; and

(e)	the Key Third Party Consents shall have been obtained.

6.3	Additional Conditions Precedent to the Obligations of Target

The obligations of Target to complete the transactions contemplated by this Agreement are subject to the following conditions precedent on or before the Effective Date or such other time as specified below (each of which is for the exclusive benefit of Target and may be waived by Target in whole or in part at any time):

(a)
all covenants of Acquiror under this Agreement to be performed on or before the Effective Date shall have been duly performed by Acquiror in all material respects, and Target shall have received a certificate of Acquiror, addressed to Target and dated the Effective Date, signed on behalf of Acquiror by a senior executive officer (on Acquiror's behalf and without personal liability), confirming the same as at the Effective Date;

(b)
all representations and warranties of Acquiror set forth in this Agreement shall be true and correct in all respects as at the Effective Date as though made on and as at the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror; and Target shall have received a certificate of Acquiror, addressed to Target and dated the Effective Date, signed on behalf of Acquiror by a senior executive officer of Acquiror (on Acquiror's behalf and without personal liability), confirming the same as at the Effective Date;

(c)
since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Acquiror, and Acquiror shall have provided to Target a certificate of a senior executive officer of Acquiror certifying the same as at the Effective Date; and

(d)	Acquiror shall have fully satisfied its obligations under Section 2.8.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

6.5	Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of such Party contained hereinto be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition oragreement to be complied with or satisfied by such Party hereunder prior to the Effective Time.

Acquiror may not exercise its rights to terminate this Agreement pursuant to Section 9.2(c)(iii) and Target may not exercise its right to terminate this Agreement pursuant to Section 9.2(d)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of 10 Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order or the Target Meeting, such application and/or such filing shall be postponed until the expiry of such period.
ARTICLE 7
ADDITIONAL COVENANTS

7.1	Non-Solicitation

(a)
On and after the date hereof until the date upon which this Agreement isterminated, and except as otherwise expressly provided in this Section 7.1, Target shall not, directly or indirectly, or through any of its Representatives, and shall cause its subsidiaries and their Representatives not to:

(i)
solicit, initiate, encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals whatsoever which would constitute an Acquisition Proposal;

(ii)	participate in any discussions or negotiations with any Person (other than Acquiror, any of its affiliates or its or their Representatives) regarding an Acquisition Proposal;

(iii)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal;

(iv)	accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal; or

(v)	make a Change in Recommendation, unless (A) it does not relate to anAcquisition Proposal and (B) in the opinion of the Target Board, acting in

(b)
Except as otherwise provided in this Section 7.1, Target shall, and shall cause its subsidiaries and its and their Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons (other than Acquiror and its Representatives) conducted heretofore by Target, its subsidiaries or its or their Representatives with respect to any potential Acquisition Proposal and, in connection therewith, Target will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information (including all material including or incorporating or otherwise reflecting any material confidential information) regarding Target and its subsidiaries previously provided to any such Person or any other Person. Target agrees that, except as permitted by Section 7.1(c), neither it nor any of its subsidiaries shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to a potential Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement by Target, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.1(b)) and Target undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof; provided, however, that the foregoing shall not prevent the Target Board from considering an Acquisition Proposal that is reasonably likely to lead to a Superior Proposal and accepting a Superior Proposal that might be made by any such third party if the remaining provisions of this Agreement have been complied with.

(c)
Notwithstanding Sections 7.1(a) and 7.1(b) and any other provision of this Agreement or of any other agreement between Acquiror and Target, if at any time following the date of this Agreement and prior to obtaining the Target Shareholder Approval of the Arrangement Resolution at the Target Meeting, Target receives a written Acquisition Proposal (that was not solicited after the date hereof in contravention of Section 7.1(a) and provided that Target is in compliance with Sections 7.1(b) and 7.2(a)), the Target Board may (directly or through its advisors or Representatives):

(i)
if it believes, acting in good faith, that the Acquisition Proposal couldreasonably lead to a Superior Proposal, contact the Person(s) making such Acquisition Proposal and its advisors solely for the purpose of clarifying such Acquisition Proposal and any material terms thereof and the conditions thereto and likelihood of consummation so as to determine whether such proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(ii)
if, in the opinion of the Target Board, acting in good faith and afterreceiving advice from its outside financial advisors and outside legal counsel, the Acquisition Proposal constitutes or, if consummated in accordance with its terms (disregarding, for the purposes of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation), is reasonably likely to be or lead to a Superior Proposal, then, and only in such case, Target may:

(A)	furnish information with respect to Target and its subsidiaries to the Person making such Acquisition Proposal; and/or

(B)	participate in discussions or negotiations with, the Person making such Acquisition Proposal, and/or

(C)	waive any standstill provision or agreement that would otherwise prohibit such person from making an Acquisition Proposal,

provided that Target shall not, and shall not allow its Representatives to, disclose any non-public information with respect to Target to such Person (i) if such nonpublic information has not been previously provided to, or is not concurrently provided to, Acquiror; (ii) without entering into a confidentiality and standstill agreement (if one has not already been entered into) which is customary in such situations and which is no less favourable to Target and no more favourable to the counterparty than the confidentiality and standstill provisions contained in the Confidentiality Agreement; and (iii) without providing a copy of such confidentiality agreement to Acquiror.

7.2	Notification of Acquisition Proposals

(a)
Target shall promptly notify Acquiror, at first orally and then in writing within24 hours of receipt of any proposal, inquiry, offer or request received by Target or its Representatives after the date hereof (i) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead to or be expected to lead to an Acquisition Proposal; (ii) for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; or (iii) for non-public information relating to Target or its subsidiaries, access to properties, books and records or a list of the Target Shareholders. Such notice shall indicate the identity of the Person making such proposal, inquiry or request, include a copy of the Acquisition Proposal and include a copy of any other documentation received by Target or its Representatives and such other details of the Acquisition Proposal known to Target as Acquiror may reasonably request. Target shall keep Acquiror promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all reasonable inquiries by Acquiror with respect thereto and shall provide copies of any written documents or correspondence provided to Target relating to such Acquisition Proposal.

(b)
Subject to Section 7.3(a), at any time following the date of this Agreementand prior to obtaining Target Shareholder Approval, if Target receives an Acquisition Proposal which the Target Board concludes in good faith constitutes a Superior Proposal, the Target Board may, subject to compliance with the procedures set forth in Section 9.2 and Section 9.4, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

7.3	Responding to Acquisition Proposal and Superior Proposals

(a)
Notwithstanding Section 7.1 and subject to compliance with Target's obligations in Section 7.1 and Section 7.2, Target may enter into a definitive agreement (a "Proposed Agreement") with any third party providing for an Acquisition Proposal, if such Acquisition Proposal is a Superior Proposal; provided that Target may do so only after Target has provided Acquiror with written notice that the Target Board has determined that it has received a Superior Proposal (a "Superior Proposal Notice"), which identifies the party making the Superior Proposal, specifies the cash amount that the Target Board has ascribed to any non-cash consideration being offered in the Superior Proposal, and provides Acquiror with a copy of any Proposed Agreement, in each case not less than five Business Days (the "Response Period") prior to the proposed execution of such Proposed Agreement by Target. For purposes of this Agreement, the Response Period shall expire at 5:00 p.m. (Vancouver time) on the fifth Business Day following the day on which the Superior Proposal Notice and Proposed Agreement was provided to Acquiror.

(b)
During the Response Period, Target acknowledges and agrees that Acquiror shall have the right, but not the obligation, to offer to amend the terms of the Agreement and the Plan of Arrangement (including increasing or modifying the consideration to be received by the Former Target Shareholders) in order to provide for terms at least equivalent to those provided for in the Superior Proposal. If Acquiror does so, then the Target Board shall review any such proposal by Acquiror to determine (acting in good faith and in accordance with its fiduciary duties) whether the Acquisition Proposal to which Acquiror is responding would continue to be a Superior Proposal when assessed against the amended Agreement and Plan of Arrangement as proposed by Acquiror. If the Target Board determines that the Acquisition Proposal would thereby cease to be a Superior Proposal, it will cause Target to enter into an amendment to this Agreement and the Plan of Arrangement reflecting the offer by Acquiror to amend the terms of the Agreement and Plan of Arrangement and will further agree not to enter into the applicable Proposed Agreement and not to withdraw, modify or change any recommendation regarding the Plan of Arrangement save and except to reaffirm its recommendation of the amended Plan of Arrangement.

(c)
If (i) Acquiror does not offer to amend the terms of the Agreement and Plan of Arrangement within the Response Period or (ii) the Target Board determines acting in good faith and in the proper discharge of its fiduciary duties (after consultation with its financial advisor and after receiving advice from its outside legal counsel) that the Acquisition Proposal would nonetheless remain a Superior Proposal with respect to Acquiror's proposal to amend the Agreement and Plan of Arrangement, and therefore rejects Acquiror's offer to amend the Plan of Arrangement and this Agreement, Target shall be entitled to terminate this Agreement pursuant to Section 9.2(d)(i) following the expiry of the Response Period and enter into the Proposed Agreement upon payment to Acquiror of the amount payable pursuant to Section 9.4.

(d)
Target acknowledges and agrees that each successive modification of any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Target Shares shall constitute a new Acquisition Proposal for purposes of the requirement of Section 7.3(a) to initiate an additional five Business Day Response Period.

(e)
Nothing in this Agreement shall prevent the Target Board from responding through a directors' circular or otherwise as required by applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Acquiror and its advisors shall be given a reasonable opportunity to review and comment on the content of any directors' circular prior to its printing and Target shall consider for inclusion all reasonable comments made by Acquiror and its advisors.

7.4	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Target shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisors and agents to, afford to Acquiror and to the officers, employees, agents and representatives of Acquiror (upon reasonable advance notice and, at the option of Target, with a Target representative present), such reasonable access during regular business hours as Acquiror may reasonably require at all reasonable times, without disruption to the conduct of Target business, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts of Target and its subsidiaries, and shall furnish Acquiror with all data and information (other than data and information relating to the Target Exploration Properties except as may be required to confirm that the Spinco Assets and Spinco Liabilities have been duly transferred to Spinco prior to the Effective Time) as Acquiror may reasonably request. Acquiror and Target acknowledge and agree that information furnished pursuant to this Section 7.4 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.5 Insurance and Indemnification

(a)
Target shall be entitled to purchase run off directors' and officers' liability insurance for a period of up to six years from the Effective Date with the prior written consent of Acquiror, not to be unreasonably withheld. Acquiror shall cause Target to ensure that the articles and/or by-laws of Target and its subsidiaries (or their respective successors) shall contain the provisions with respect to indemnification set forth in Target's or the applicable subsidiary's current articles and/or by-laws, which provisions shall not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect any rights of indemnification of individuals who, immediately prior to the Effective Date, were directors or officers of Target or any of its subsidiaries.

(b)
Acquiror agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Target and its subsidiaries to the extent that they are disclosed in Section 7.5(b) of the Target Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Section 7.5(b) of the Target Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(c)
The provisions of this Section 7.5 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Target hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 7.5 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

(d)
Target agrees to elect in prescribed form pursuant to subsection 110(1.1) of the Tax Act that neither it nor any person not dealing at arm’s length with it will deduct in computing its income for a taxation year any amount in respect of a payment made to a Target Optionholder pursuant to the Plan of Arrangement.

ARTICLE 8
SPINCO COVENANTS

8.1	Spinco Indemnity

its subsidiaries as a result of or arising directly or indirectly out of or in connection with an Indemnified Liability; provided that Spinco shall have no liability hereunder in respect of any Claims unless Acquiror or Target shall have delivered an Indemnity Notice in respect of such Claim within six years following the Effective Date. If the Effective Date occurs, this Section 8.1 shall survive the termination of this Agreement.

8.2	Indemnified Claims

If any claim, proceeding or other matter resulting from the occurrence of any of the events contemplated by Section 8.1 above (a "Claim") is made against Acquiror, Target or any of its subsidiaries by a third party for which Acquiror, Target or any of its subsidiaries may be entitled to indemnification, Acquiror, Target or its subsidiaries, as applicable, shall give notice (the "Indemnity Notice") to Spinco specifying the particulars of such Claim within 20 days after it receives notification of the Claim. Spinco shall have the right to participate in any negotiations or proceedings with respect to such Claim. Acquiror, Target or its subsidiaries, as applicable, shall not settle or compromise any such Claim without the prior written consent of Spinco, unless Spinco has not, within 20 Business Days after the giving of the Indemnity Notice, given notice to Acquiror, Target or its subsidiaries, as applicable, that it wishes to dispute such Claim. If Spinco does give such a notice, it shall have the right to assume the defence of such Claim and to defend such Claim in the name of Acquiror, Target or its subsidiaries, as applicable. Acquiror, Target and its subsidiaries shall provide to Spinco all files, books, records and other information in their possession or control which may be relevant to the defence of such Claim. If Spinco fails after giving such notice, diligently and reasonably to defend such Claim throughout the period such Claim exists, its right to defend the Claim shall terminate and Acquiror, Target or its subsidiaries may assume the defence of such Claim. In such event, Acquiror, Target or its subsidiaries may assume the defence of such Claim. In such event, Acquiror, Target or its subsidiaries may compromise or settle such Claim without the consent of Spinco. If the Effective Date occurs, this Section 8.2 shall survive the termination of this Agreement.

8.3	Target Mining Properties

Until the third anniversary of the Effective Date, none of Spinco or its subsidiaries will, without Acquiror's prior written consent, stake, lease or otherwise purchase or acquire or become entitled to acquire, directly or indirectly, alone or in concert with any other person, any interest whatsoever in any real property, land rights, surface rights, water rights or any mineral concessions, leases, claims or other form of mineral rights whatsoever, any part of which lies within the boundary of the Target Mining Properties, and if Spinco or any of its subsidiaries acquires any such interest, directly or indirectly, alone or in concert with any other person, in contravention of the foregoing, such Spinco party will notify Acquiror immediately and Spinco (or its subsidiary if applicable) will hold such interest in trust for Acquiror and promptly convey such interest to Acquiror. Spinco covenants and agrees that it shall, and shall cause its subsidiaries to, deliver to Acquiror and not keep any copies of any documents containing, other than documents containing immaterial references to, exploration information, data, reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Target Mining Properties, and to use all commercially reasonable efforts to keep all such information confidential and not to disclose any such information to anyone other than Acquiror or Acquiror's representatives without Acquiror's prior written consent unless in the opinion of outside legal counsel it is required to do so by Law, except that the foregoing shall not apply to information that:

(i)	at the time of its disclosure is generally available in the public domain; or

(ii)
enters the public domain and becomes generally available at any time after disclosure other than through a breach of the terms hereof by (A) Spinco, (B) any of its subsidiaries or (C) any of Spinco's legal or financial advisors or consultants; or

(iii)	consists of general geological, geophysical, geochemical, metallurgical or operational concepts, models or principles.

If the Effective Date occurs, this Section 8.3 shall survive the termination of this Agreement.

ARTICLE 9
TERM, TERMINATION, AMENDMENT AND WAIVER

9.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

9.2	Termination

Subject to the last paragraph of this Section 9.2, this Agreement, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Target Shareholders or the Arrangement by the Court):

(a)	by mutual written agreement of Target and Acquiror;

(b)	by either Target or Acquiror, if:

(i)
the Effective Date shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 9.2(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)
after the date hereof, there shall be enacted or made any applicable Law or there shall exist any injunction or court order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Target or Acquiror from consummating the Arrangement and such applicable Law, injunction or court order shall have become final and non-appealable; or

(iii)	the Arrangement Resolution shall have failed to obtain the Target Shareholder Approval at the Target Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(c)	by Acquiror, if:

(i)
prior to obtaining the Target Shareholder Approval, the Target Board withdraws, amends or modifies, in a manner adverse to Acquiror, or fails to reaffirm its recommendation of the Arrangement within five Business Days (and in any case prior to the Target Meeting) after having been requested in writing by Acquiror to do so, including for greater certainty in the circumstances described in Section 7.1(a)(v) (a "Change in Recommendation");

(ii)
any of the conditions set forth in Section 6.1 or Section 6.2 has not been satisfied or waived by the Outside Date or it is clear that such condition is incapable of being satisfied by the Outside Date provided that Acquiror is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and provided further that the Acquiror shall not be able to terminate under this clause (ii) if the condition in Section 6.2(b) is not satisfied and the Acquiror was aware prior to the date hereof of the material breach of the representation and warranty by virtue of its role as operator under the Cordero JVA;

(iii)
subject to Section 6.5, Target breaches any representation or warranty of Target set forth in this Agreement which breach would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Target, or Target breaches any covenant (with the exception of the covenants contained in Sections 7.1, 7.2 and 7.3), or material obligation made in this Agreement, in each case, in any material respect; provided that Acquiror is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and provided further that the Acquiror shall not be able to terminate under this clause (iii) if the condition in Section 6.2(b) is not satisfied and the Acquiror was aware prior to the date hereof of the material breach of the representation and warranty by virtue of its role as operator under the Cordero JVA;

(iv)	Target is in breach or in default of any of its obligations or covenants set forth in Sections 7.1, 7.2 and 7.3;

(v)
the Target Meeting has not occurred on or before April 1, 2011 or such later date to which the Target meeting may have been postponed or adjourned in accordance with section 2.3(a) provided that the right to terminate this Agreement pursuant to this Section 9.2(c)(v) shall not be available to Acquiror if the failure by Acquiror to fulfil any obligation hereunder is the cause of, or results in, the failure of the Target Meeting to occur on or before such date;

(vi)	Target provides Acquiror with a Superior Proposal Notice; or

(vii)	if there shall occur after the date hereof any change, effect, event, circumstance or fact that constitutes a Material Adverse Effect in respect of Target and its subsidiaries, taken as a whole;

(d)	by Target, if:

(i)
Target, subject to complying with the terms of this Agreement including Section 7.3, proposes to enter into a Proposed Agreement with respect to a Superior Proposal; provided that concurrently with such termination, Target pays the Termination Fee payable pursuant to Section 9.4;

(ii)
any of the conditions set forth in Section 6.1 or Section 6.3 has not been satisfied or waived by the Outside Date or it is clear that such condition is incapable of being satisfied by the Outside Date provided that Target is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied;

(iii)
subject to Section 6.5, Acquiror breaches any representation or warranty of Acquiror set forth in this Agreement which breach would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Acquiror, or Acquiror breaches any covenant or material obligation in this Agreement, in each case, in any material respect; provided that Target is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied;

(iv)	if there shall occur after the date hereof any change, effect, event, circumstance or fact that constitutes a Material Adverse Effect in respect of Acquiror and its subsidiaries, taken as a whole; or

(e)
by either Acquiror or Target in the event that Acquiror is required by anyGovernmental Entity or Securities Authority to call and hold a meeting of its shareholders to obtain their approval for the issuance of Acquiror Shares pursuant to the Arrangement or any other aspect of the Arrangement and such approval is not obtained at that meeting.

The Party desiring to terminate this Agreement pursuant to this Section 9.2 (other than pursuant to Section 9.2(a)) shall give notice of such termination to the other Party. If this Agreement is terminated pursuant to this Section 9.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this paragraph and Sections 9.3, 9.4, 10.4, 10.8 and 10.9 and the provisions of the Confidentiality Agreement (pursuant to the terms set out therein) shall survive any termination hereof pursuant to Section 9.2; provided further that neither the termination of this Agreement nor anything contained in this Section 9.2 shall relieve a Party from any liability arising prior to such termination.

9.3	Expenses Reimbursement

All fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses. If this Agreement is terminated pursuant to Section 9.2(b)(iii), Section 9.2(c)(iii), Section 9.2(c)(v) or pursuant to any other Section as a result of a failure on the part of the Target to hold the Target Meeting or the failure of the Target Shareholders to approve the Arrangement Resolution, then Target shall promptly, but in no event later than two Business Days following the request by Acquiror, pay to the Acquiror by wire transfer of same day funds an expense reimbursement fee of $500,000.

If this Agreement is terminated pursuant to Section 9.2(d)(iii) or 9.2(e) or pursuant to any other Section in the event that Acquiror calls and holds a meeting of its shareholders to obtain their approval for the issuance of Acquiror Shares pursuant to the Arrangement or any other aspect of the Arrangement and such approval is not obtained at that meeting, then Acquiror shall promptly, but in no event later than two Business Days following the request by Target, pay to Target by wire transfer of same day funds an expense reimbursement fee of $500,000.

9.4	Termination Fee

(a)
Acquiror shall be entitled to a fee of $4.8 million (the "Termination Fee") upon the occurrence of any of the following events (each a "Termination Fee Event") which shall be paid by Target within the time specified in respect of each such Termination Fee Event:

(i)
The Agreement is terminated by Acquiror pursuant to Section 9.2(c)(i), 9.2(c)(iv), or Section 9.2(c)(vi) in which case the termination fee shall be paid on the first Business Day following such termination;

(ii)	The Agreement is terminated by Target pursuant to Section 9.2(d)(i), in which case the Termination Fee shall be paid concurrent with such termination; or

(iii)
The Agreement is terminated by Acquiror pursuant to Section 9.2(b)(i), Section 9.2(c)(iii) or Section 9.2(c)(v) or by either Party pursuant to Section 9.2(b)(iii), but only if, in the case of this Section 9.4(a)(iii), prior to the earlier of the termination of this Agreement or the holding of the Target Meeting, an Acquisition Proposal shall have been made to Target, or the intention to make an Acquisition Proposal with respect to Target shall have been publicly announced by any Person (other than Acquiror or any of its affiliates) and within twelve months following the date of such termination:

(A)	an Acquisition Proposal is consummated by Target with such Person; or

(B)
Target and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Target Board approves or recommends, an Acquisition Proposal with such Person and at any time thereafter (whether or not within twelve months following the date of termination of this Agreement), such Acquisition Proposal is consummated; in which case the Termination Fee shall be payable within two Business Days following the closing of the applicable transaction referred to therein.

(b)	The Termination Fee shall be payable by Target to Acquiror by wire transfer in immediately available funds to an account specified by Acquiror.

(c)
Each of the Parties acknowledges that the agreements contained in this Section 9.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Target acknowledges that the Termination Fee is a payment of liquidated damages which is a genuine pre-estimate of the damages, which Acquiror will suffer or incur as a result of the event giving rise to such payment and the resultant non-completion of the Arrangement, and is not a penalty. Target irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. Acquiror hereby acknowledges and agrees that, upon any termination of this Agreement under circumstances where Acquiror is entitled to the Termination Fee and such Termination Fee is paid in full to Acquiror, Acquiror shall be precluded from any other remedy against Target at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Target or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

(d)
Nothing in this Section 9.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

(e)
Nothing in this Section 9.4 shall preclude a Party from seeking injunctive  relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 10
GENERAL PROVISIONS

10.1	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Target Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

10.2	Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

10.3	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission (with transmission confirmation), or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)
if to Acquiror:

 Levon Resources Ltd.
 Suite 400, 455 Granville Street Vancouver, BC V6C 1T1

 Attention: Ron Tremblay, CEO and President
 Facsimile: (604) 682-3600

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
1700 – 666 Burrard Street
Vancouver, BC V6C 2X8

Attention: Neville McClure
Facsimile: (604) 681-1825

(b)
if to Target or Spinco:

Valley High Resources Ltd.
Suite 1280, 625 Howe Street
Vancouver, BC V6C 2T6

Attention: President
Facsimile: (604) 682-5542

with a copy (which shall not constitute notice) to:

Blake Cassels & Graydon LLP
Suite 2600, 595 Burrard Street
Vancouver, B.C. V7X 1L3

Attention: Bob Wooder
Facsimile (604) 631-3309

10.4	Governing Law;Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.5	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

10.6	Further Assurances

Each of the Parties intends that, from and after the Effective Time, Target and its Material Subsidiaries will hold all of the Target Mining Properties and Spinco and its subsidiaries will hold all of the Target Exploration Properties and Spinco Assets and Spinco shall assume all of the Spinco Liabilities. In order to give effect to the foregoing intent, if following the Effective Time:

(a)	Spinco or Acquiror identifies any Target Mining Properties which are held by Spinco or its subsidiaries; or

(b)	Acquiror or Spinco identifies any Target Exploration Properties, Spinco Assets or Spinco Liabilities which are held or payable, as applicable, by Target or any of its subsidiaries,

(c)
the Party making such identification will promptly give written notice to the holder of such asset, property, Contract or liability and, as soon as practicable following receipt of such notice, the Party holding such asset, property or Contract will, or if held by a subsidiary of such Party, such Party will cause its subsidiary to transfer such asset, property or Contract to or to the direction of the appropriate Party. In the event that the Party making such identification identifies a Spinco Liability, Spinco shall assume such liability as soon as practicable following receipt of such notice by executing such documents or instruments as requested by Acquiror. If the Effective Date occurs, this Section 10.6 shall survive the termination of this Agreement.

10.7	Time of Essence

Time shall be of the essence in this Agreement.

10.8	Entire Agreement, Binding Effect and Assignment

Acquiror may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned direct or indirect subsidiary of Acquiror, provided that if such assignment and/or assumption takes place, Acquiror shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

10.9	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.10	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF Acquiror, Target and Spinco have caused this Agreement to be executed as of the date first written above.

LEVON RESOURCES LTD.

By:	/s/ Ron Tremblay
Name: Ron Tremblay
Title: President & Chief Executive Officer

VALLEY HIGH VENTURES LTD.

By:	/s/ Geoff Chater
Name: Geoff Chater
Title: President

0900353 B.C. LTD.

By:	/s/ Geoff Chater
Name: Geoff Chater
Title: President

SCHEDULE A

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

1. INTERPRETATION

(a)	Definitions: In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meaning hereinafter set out:

(i)	"affiliate" has the meaning given to such term in the Arrangement Agreement;

(ii)
"Arrangement" means the arrangement under the provisions of section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, as may be amended, varied or supplemented from time to time in accordance with section 10.1 of the Arrangement Agreement and the provisions hereof;

(iii)
“Arrangement Agreement" means the Arrangement Agreement dated January 16, 2011 to which this Plan of Arrangement is attached as Schedule A, as the same may be amended, varied or supplemented from time to time;

(iv)	"Arrangement Resolution" means the special resolution of VHV Shareholders approving the Arrangement;

(v)	"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time, and includes any successor thereto;

(vi)	"Business Day" means any day, other than a Saturday, Sunday or a statutory or civic holiday in Toronto, Ontario, or Vancouver, British Columbia;

(vii)	"Court" means the Supreme Court of British Columbia;

(viii)
"Depositary" means any trust company, bank or financial institution agreed to in writing between Levon and VHV for the purpose of, among other things, receiving Letters of Transmittal and distributing certificates representing Levon Shares and Spinco Shares in connection with the Arrangement;

(ix)	"Dissenting VHV Shareholder" means a registered VHV Shareholder who has duly exercised a Dissent Right;

(x)	"Dissent Rights" shall have the meaning set out in Section 5 hereof;

(xi)	"Dissent Shares" means the VHV Shares held by a Dissenting VHV Shareholder and in respect of which the Dissenting VHV Shareholder has validly exercised Dissent Rights;

(xii)
"Effective Date" means the date upon which all of the conditions to completion of the Arrangement as set out in sections 6.1, 6.2 and 6.3 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably (or such other date as Levon and VHV may agree);

(xiii)	"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date;

(xiv)
“Fair Market Value”, when applied to Target Shares, means the volume weighted average price of the Target Shares over the five trading days on the TSX-V ending the day prior to such determination; and, when applied to the Spinco Shares, means the value determined as of the Effective Time by the directors of Spinco, acting reasonably, and a certificate setting out such value shall forthwith thereafter be provided to the Acquiror;

(xv)
"Final Order" means the final order of the Court pursuant to section 291 of the BCBCA, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(xvi)
"Former VHV Shareholder" means a Person who is a registered holder of VHV Shares as shown on the share register of VHV Shares immediately prior to the Effective Time (including, holders of VHV Options who receive VHV Shares prior to the Effective Time or in accordance with section 3(a)(ii) hereto);

(xvii)	"Levon" means Levon Resources Ltd., a corporation existing under the laws of British Columbia;

(xviii)	"Levon Shares" means the common shares of Levon;

(xix)	"Governmental Entity" has the meaning given to such term in the Arrangement Agreement;

(xx)	"Interim Order" means the interim order of the Court providing for, among other things, the calling and holding of the VHV Meeting, as such order may be amended, supplement or varied by the Court;

(xxi)	"Letter of Transmittal" means the letter of transmittal(s) to be delivered by VHV to the VHV Shareholders providing for the delivery of the VHV Shares to the Depositary;

(xxii)
"Lien" means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, encumbrance or adverse right or claim, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(xxiii)	"paid-up capital" has the meaning ascribed to such term for purposes of the Tax Act;

(xxiv)
"Person" means an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

(xxv)	"Spinco" means 0900353 B.C. Ltd. a corporation existing under the laws of British Columbia;

(xxvi)	"Spinco Shares" means the common shares of Spinco;

(xxvii)	"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time; and

(xxviii)	"VHV" means Valley High Ventures Ltd., a corporation existing under the laws of British Columbia;

(xxix)
"VHV Class A Shares" means the Class A voting common shares of VHV which are to be created in accordance with this Plan of Arrangement and which shall have the rights and restrictions set out in Section 3(a)(iii)(A) hereof;

(xxx)
"VHV Meeting" means the annual and special meeting of VHV Shareholders, including any adjournment or postponement thereof, to be held for the purpose of, among other things, obtaining approval by VHV Shareholders of the Arrangement Resolution;

(xxxi)	“VHV Option Exercise Election” means an election to exercise VHV Options for a cash payment of the associated exercise price;

(xxxii)	“VHV Optionholders” means the holders of VHV Options;

(xxxiii)	"VHV Options" means the outstanding options to purchase VHV Shares granted under or otherwise subject to the VHV Stock Option Plan;

(xxxiv)	“VHV Preferred Shares” means the non-voting preferred shares of VHV which are to be created in accordance with this Plan of Arrangement;

(xxxv)	"VHV Shareholders" means the holders of VHV Shares;

(xxxvi)	"VHV Shares" means the common shares of VHV, as currently constituted; and

(xxxvii)	"VHV Stock Option Plan" means the Valley High Stock Option Plan of VHV dated September 16, 2008 and approved by VHV Shareholders on June 6, 2010, as amended;

(b)
Interpretation Not Affected by Headings. The headings contained in this Plan of Arrangement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section, subsection, paragraph, subparagraph, clause or sub-clause hereof and include any agreement or instrument supplementary or ancillary hereto.

(c)
Date for any Action. If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

(d)
Number and Gender. In this Plan of Arrangement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders and neuter.

(e)
Reference to Persons. A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

(f)	Currency. Unless otherwise stated in this Plan of Arrangement, all references herein to amounts of money are expressed in lawful money of Canada.

2. EFFECT OF THE ARRANGEMENT

(a)	This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

(b)
At the Effective Time, the Arrangement shall without any further authorization, act or formality on the part of the Court be binding upon Levon, VHV, Spinco, the VHV Optionholders and the VHV Shareholders.

3. THE ARRANGEMENT

(a)	The Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(i)
Each VHV Share held by a Dissenting VHV Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Levon and thereupon each Dissenting VHV Shareholder shall have the rights set out in Section 5;

(ii)	The VHV Stock Option Plan will be amended:

(A)	to provide for immediate vesting of all VHV Options;

(B)
to provide that a VHV Optionholder exercising VHV Options prior to the Effective Time will be entitled to make a withholding tax election (the “Withholding Tax Election”) whereby they will specify a number of VHV Options (the “Total Options”):

(I)
such electing VHV Optionholder will transfer a portion of the Total Options (the “Transferred Options”) that would otherwise be exercised to Target along with the exercise price paid in respect of such Transferred Options in consideration for a cash payment (a “Withholding Tax Payment”) equal to the Fair Market Value of the Target Shares that would have otherwise been acquired on the exercise of the Transferred Options;

(II)
the number of Transferred Options will be equal to the amount of taxes that Target is required to withhold and remit as a consequence of the exercise and transfer of the Total Options (the “Withholding Tax Amount”) divided by the Fair Market Value of the Target Shares on the date of exercise and transfer of the Total Options; and

(III)
Target will be entitled to deduct the Withholding Tax Amount from the Withholding Tax Payment and the Withholding Tax Payment will be considered to be made provided that the Withholding Tax Amount is actually remitted to the appropriate taxing authority;

(C)
where a Withholding Tax Election is not made, Target mayrequire a VHV Optionholder, as a condition to exercise of an Option, to make such arrangements as Target may reasonably require so that Target can satisfy its obligations to withhold and remit taxes.

(D)
Each of the VHV Optionholders who have delivered aWithholding Tax Election and who have deposited the exercise price for their Total Options with the Depositary prior to the Effective Time will be entitled to receive Target Shares for each of the Total Options that was not transferred to the Target pursuant to clause (a)(ii)(I) above plus the Withholding Tax Payment less the Withholding Tax Amount.

(iii)
the authorized share capital of VHV will be amended by the creation of two new classes of shares consisting of an unlimited number of VHV Class A Shares and an unlimited number of VHV Preferred Shares and the notice of articles and articles of VHV shall be deemed to be amended accordingly;

(A)	the following rights, privileges, restrictions and conditions shallattach to the VHV Class A Shares:

(I)	entitled to one vote per share;

(II)
dividends may be paid on the VHV Class A Shares to the exclusion of any other classes of shares subject to the restriction that the dividend payment must not reduce the value of the company below the redemption value of the VHV Preferred Shares;

(III)	on dissolution, liquidation or winding-up participate on pro-rata basis with the holders of the Target Shares subject to the first priority of the holders of the VHV Preferred Shares; and

(IV)
the special rights and restrictions attached to the VHV Class A Shares shall not be modified, abrogated, dealt with or affected unless the holders of the VHV Class A Shares consent thereto by separate resolution. Such consent may be obtained in writing signed by the holders of all of the issued and outstanding VHV Class A Shares or by a resolution passed by at least seventy-five percent (75%) of the votes cast at a separate meeting of the holders of VHV Class A Shares who are present in person or represented by proxy.

(B)	the following rights, privileges, restrictions and conditions shallattach to the VHV Preferred Shares:

(I)	no par value;

(II)	non-voting;

(III)	redeemable;

(IV)	retractable;

(V)	redemption/retraction price of $100.00 per share;

(VI)	on dissolution, liquidation or winding-up participate on first priority basis ahead of holders of the VHV Class A Shares and the Target Shares;

(VII)	entitled to non-cumulative dividends in such amount as may be declared by the directors from time to time up to a maximum annual amount of 10% of the redemption price; and

(VIII)
dividends may be paid on the Target Shares and VHV Class A Shares subject to the restriction that the dividend payment must not reduce the value of the company below the redemption value of the VHV Preferred Shares.

(iv)	Levon shall subscribe for 18,000 VHV Preferred Shares for a total subscription price of CAD$$1,800,000;

(v)
Each outstanding VHV Option (excluding, for greater certainty, any VHV Option exercised or transferred pursuant to Section 3(a)(ii)) shall be transferred to Target and cancelled and the holder thereof shall receive, in connection therewith, such number of VHV Class A Shares as is equal to (i) the number of VHV Shares the VHV Optionholder would have received upon the exercise of such VHV Option, minus (ii) such number of VHV Shares having a Fair Market Value equal to the exercise price in respect of such VHV Option, and minus (iii) such number of VHV Shares having a Fair Market Value equal to the amount Target is required to remit under the Tax Act in connection with the exercise of such VHV Options, and Target shall remit, within the time required by the Tax Act, to the Receiver General for Canada on account of each such VHV Optionholder the amount Target is required to remit under the Tax Act in connection with the exercise of such VHV Options;

(vi)	Target will make a capital contribution of $1,800,000 to Spinco and such amount will be added to the capital of Spinco’s outstanding shares.

(vii)
In the course of the capital reorganization of VHV, each VHV Share (excluding any VHV Shares transferred to Levon pursuant to Section 3(a)(i), but including any VHV Shares deemed to be issued to VHV Optionholders pursuant to Section 3(a)(ii)) will be exchanged with VHV (without any action on the part of the holder of the VHV Share) for one VHV Class A Share and 0.125 of a Spinco Share, and such VHV Shares shall thereupon be cancelled, and:

(A)
each Former VHV Shareholder (other than Dissenting VHV Shareholders with respect to Dissent Shares) shall cease to be the holder of such VHV Shares so exchanged and such holder's name shall be removed from the central securities register of VHV in respect of such shares at such time;

(B)
each Former VHV Shareholder (other than Dissenting VHV Shareholders with respect to Dissent Shares) shall be the holder of the VHV Class A Shares and Spinco Shares (in each case, free and clear of any Lien) exchanged for the VHV Shares on the Effective Date and shall be entered in the central securities register of VHV or Spinco, as the case may be, as the holder thereof;

(viii)
The stated capital of VHV for the outstanding Class A Shares will be an amount equal to the paid-up capital of VHV for the VHV Shares, less the Fair Market Value of the Spinco Shares distributed on such exchange;

(ix)
Each outstanding VHV Class A Share will be transferred to, and acquired by Levon, free and clear of all Liens, from its holder in exchange for one (1) Levon Share and in respect of each VHV Class A Share:

(A)	each holder shall cease to be the holder of such VHV Class A Share and such holder's name shall be removed from the central securities register of VHV in respect of such share at such time; and

(B)	Levon shall be deemed to be the transferee of such VHV Class A Share (free and clear of any Lien) and shall be entered in the central securities register of VHV as the holder thereof;

(b)
No Fractional Shares. Following the Effective Time, if the aggregate number of Levon Shares to which a VHV Shareholder would otherwise be entitled would include a fractional share, then the number of Levon Shares that such VHV Shareholder is entitled to receive shall be rounded down to the next whole number and no VHV Shareholder will be entitled to any compensation in respect of such fractional Levon Share. In addition, following the Effective Time, if the aggregate number of Spinco Shares to which a VHV Shareholder would otherwise be entitled would include a fractional share, then the number of Spinco Shares that such VHV Shareholder is entitled to receive shall be rounded up to the next whole number.

4. DELIVERY OF LEVON SHARES, SPINCO SHARES AND CASH

(a)	Entitlement to Spinco Certificates and Levon Certificates.

(i)
At or prior to the Effective Date, Levon shall deposit with the Depositary,for the benefit of the Former VHV Shareholders certificate(s) representing the number of Levon Shares equal to the number of issued and outstanding Target Class A Shares at the Effective Time after giving effect to the steps in section 3(a)(i) – (viii) above and after giving effect to all exercises of Target Warrants prior to the Effective Time.

(ii)
Until such time as a Former VHV Shareholder deposits with the Depositary a duly completed Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents and instruments as the Depository or Levon reasonably requires, all certificates to Levon Shares to which such Former VHV Shareholder is entitled (and all dividends paid or distributions made in respect thereof) shall, subject to Section 4(a)(iii), in each case be delivered or paid to the Depositary to be held in trust for such Former VHV Shareholder for delivery to the Former VHV Shareholder, without interest and net of all applicable withholding and other taxes, if any, upon delivery of the Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents and instruments as the Depository or Levon reasonably requires.

(iii)
Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more VHV Shares which were exchanged for Levon Shares and Spinco Shares in accordance with Section 3 hereof, if applicable, a completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or the deliverer of such Letter of Transmittal, as applicable, shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Former VHV Shareholder following the Effective Time, certificates representing the Levon Shares and the Spinco Shares to which such Former VHV Shareholder is entitled to receive in accordance with Section 3 hereof.

(iv)
After the Effective Time and until surrender for cancellation as contemplated by Section 4(a)(iii) hereof, each certificate which immediately prior to the Effective Time represented one or more VHV Shares shall be deemed at all times to represent only the right to receive in exchange therefor certificates representing the Levon Shares and the Spinco Shares to which the holder of such certificate is entitled to receive in accordance with Section 4(a)(iii) hereof.

(b)
Lost Certificates. In the event that any certificate which immediately prior to the Effective Time represented one or more VHV Shares which were exchanged for Levon Shares and Spinco Shares in accordance with Section 3 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, certificates representing the Levon Shares and the Spinco Shares which such Former VHV Shareholder is entitled to receive in accordance with Section 3 hereof. When authorizing such delivery of certificates representing the Levon Shares and the Spinco Shares and the cheque for the cash consideration which such Former VHV Shareholder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the Former VHV Shareholder to whom certificates representing such Levon Shares and Spinco Shares are to be delivered shall, as a condition precedent to the delivery of such Levon Shares and Spinco Shares give a bond satisfactory to Levon, Spinco and the Depositary in such amount as Levon, Spinco and the Depositary may direct, or otherwise indemnify Levon, Spinco and the Depositary in a manner satisfactory to Levon, Spinco and the Depositary, against any claim that may be made against Levon, Spinco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of VHV.

(c)
Termination of Rights. Any certificate formerly representing VHV Shares that is not deposited, with all other documents as provided in this Section 4 on or before the sixth anniversary of the Effective Date, shall cease to represent any claim or interest of any kind or nature against Levon, VHV, Spinco or the Depositary.

(d)
Dividends or other Distributions. No dividends or distributions declared or made after the Effective Date with respect to Levon Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates which, immediately prior to the Effective Date, represented outstanding VHV Shares unless and until the holder of such certificate shall have complied with the provisions of this Section 4. Subject to Applicable Law and to Section 4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Levon Shares and the Spinco Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Levon Shares and Spinco Shares.

(e)
Withholding Rights. Levon, VHV, Spinco and the Depositary shall be entitled to deduct and withhold from all dividends, distributions, other payments or other consideration otherwise payable to any person such amounts as Levon, VHV, Spinco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. For greater certainty, to the extent Acquiror, Target or the Depositary is required to deduct and withhold from any consideration that is not cash, Acquiror, Target or the Depositary shall be entitled to liquidate such consideration to the extent necessary in order to fund its deduction, withholding and remittance obligations.

5. DISSENT RIGHTS

(a)
Each registered VHV Shareholder may exercise rights of dissent ("Dissent Rights") with respect to the VHV Shares held by it pursuant to and in the manner set forth in the Interim Order. Dissenting VHV Shareholders who:

(i)
are ultimately entitled to be paid by Levon the fair value for their Dissent Shares shall be deemed to have transferred such Dissent Shares (free of any liens, claims or encumbrances) to Levon for cancellation in accordance with Section 3(a)(i); or

(ii)
are ultimately not entitled, for any reason, to be paid by Levon fair value for their Dissent Shares in respect of which they dissent, shall be deemed to have participated in the Arrangement in respect of those VHV Shares on the same basis as a non-dissenting VHV Shareholder and shall be entitled to receive only the Spinco Shares and Levon Shares that such non-dissenting VHV Shareholders are entitled to receive, on the basis set forth in Sections 3(a)(vii) and 3(a)(ix) and, for greater certainty, will be considered to have exchanged such VHV Shares for VHV Class A Shares and Spinco Shares pursuant to, and at the same time as VHV Shares were exchanged pursuant to, Section 3(a)(vii) and to have subsequently transferred such VHV Class A Shares in exchange for Levon Shares pursuant to, and at the same time as VHV Class A Shares were transferred by Former VHV Shareholders to Levon pursuant to, Section 3(a)(ix).

(b)
In no event shall Levon, VHV or Spinco or any other person be required torecognize a Dissenting VHV Shareholder as a registered or beneficial owner of VHV Shares at or after the Effective Time, and at the Effective Time the names of such Dissenting VHV Shareholders shall be deleted from the central securities register of VHV as at the Effective Time.

(c)
For greater certainty, in addition to any other restrictions in the Interim Order, noperson shall be entitled to exercise Dissent Rights with respect to VHV Shares in respect of which a person has voted in favour of the Arrangement.

6. AMENDMENT

(a)
Levon, VHV and Spinco reserve the right to amend, modify and/or supplementthis Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the VHV Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the VHV Shareholders and VHV Optionholders voting as a single class and in any event communicated to them, and in either case in the manner required by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by VHV Levon, may be made at any time prior to or at the VHV Meeting,with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the VHV Meeting (other than as may be required under the Interim Order) shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the VHV Meeting will be effective only if it is consented to by VHV and Levon and, if required by the Court, by the VHV Shareholders and VHV Optionholders, voting as a single class.

(d)
Any amendment, modification or supplement to this Plan of Arrangement may be made by VHV and Levon without approval of the VHV Shareholders and the VHV Optionholders provided that it concerns a matter which, in the reasonable opinion of VHV and Levon is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the VHV Shareholders and the VHV Optionholders.

(e)
Notwithstanding the foregoing provisions of this Section 0, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
The arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act (the “BCBCA”) involving Valley High Ventures Ltd. (“VHV”), all as more particularly described and set forth in the Management Proxy Circular (the “Proxy Circular”) of VHV dated ●, 2011, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.
The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving VHV and implementing the Arrangement, the full text of which is set out in Appendix B to the Proxy Circular, is hereby authorized, approved and adopted;

3.
The arrangement agreement (the “Arrangement Agreement”) between VHV, Levon Resources Ltd. and 0900353 B.C. Ltd., dated January 16, 2011 and all the transactions contemplated therein, the actions of the directors of VHV in approving the Arrangement and the actions of the officers of VHV in executing and delivering the Arrangement Agreement and any amendments thereto are hereby confirmed, ratified, authorized and approved;

4.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) orthat the Arrangement has been approved by the Supreme Court of British Columbia, the directors of VHV are hereby authorized and empowered, without further notice to, or approval of, any securityholders of VHV:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.
Any one or more directors or officers of VHV is hereby authorized, for and on behalf andin the name of VHV, to execute and deliver, whether under corporate seal of VHV or not, all such agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of VHV, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)
the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by VHV; such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-1

SCHEDULE C
KEY REGULATORY APPROVALS

Key Regulatory Approvals Related to Acquiror

1.	Approval of the TSX-V for the issuance and listing of Acquiror Shares under the Plan of Arrangement.

2.
Approvals or expiry of waiting periods required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Target Shares as contemplated in this Agreement.

Key Regulatory Approvals Related to Target

1.	TSX-V acceptance of the Arrangement and the transactions contemplated hereby.

2.
Approvals or expiry of waiting periods required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Target Shares as contemplated in this Agreement.

C-1

SCHEDULE D
KEY THIRD PARTY CONSENTS

1.
Under the Exploration Option Agreement (the “PDC Option Agreement”) dated June 24, 2009 between the Target and Phelps Dodge Corporation of Canada, Limited (“PDC”), the Target will seek to obtain the consent of PDC for the assignment of the PDC Option Agreement to Spinco.

2.
Under the Exploration Option Agreement (the “Ryan Option Agreement”) dated January 22, 2010 between the Target and Ryan Gold Corp. (“Ryan”), the Target will seek to obtain the consent of Ryan for the assignment of the Ryan Option Agreement to Spinco.

D-1

SCHEDULE E
FORM OF LOCK-UP AGREEMENT
LOCK-UP AGREEMENT

THIS AGREEMENT made the • day of January, 2010.

BETWEEN:

• , a businessperson, (hereinafter called the "Holder"),

- and -

LEVON RESOURCES LTD., a company existing under the Business Corporations Act (British Columbia), (hereinafter called the "Offeror"),

WHEREAS the Holder is the owner of, or has the power to control or direct, the common shares (the "Subject Shares") of Valley High Ventures Ltd. (the "Company"), the common share purchase warrants (the "Subject Warrants") of the Company and the stock options (the "Subject Options") of the Company, as applicable, listed in Schedule A hereto;

AND WHEREAS the Offeror is concurrently herewith entering into an arrangement agreement (the "Arrangement Agreement") with the Company which provides for, among other things, the Offeror acquiring all of the outstanding common shares (the "Shares") of the Company in a transaction (the "Transaction") pursuant to which the Company will distribute one Spinco Share (as defined in the Arrangement Agreement) for each eight Shares (the "Spinco Distribution") to the holders of all of the Shares and the holders of all of the Shares will receive consideration of one common share of the Offeror per Share (the "Consideration") and in connection with the Transaction, (a) each common share purchase warrant of the Company (a "Warrant") shall in accordance with its terms become exercisable for the Consideration and the exercise price for each Warrant shall be reduced to reflect the distribution by the Company of Spinco Shares to the shareholders of the Company in connection with the Transaction (the "Warrant Adjustment"); and (b) each Option will be exercised on a “cashless” basis for securities of the Company which will be exchanged for common shares of the Offeror, all on the terms set forth in the Arrangement Agreement and the Plan of Arrangement attached as Schedule A thereto;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Holder, among other things, (i) to vote or cause to be voted the Subject Shares and, if applicable, the Subject Options and the Subject Warrants and in favour of the Transaction and any other matter that could reasonably be expected to facilitate the Transaction, and (ii) to abide by the restrictions and covenants set forth herein;

AND WHEREAS the Offeror is relying on the covenants, representations and warranties of the Holder set forth in this Agreement in connection with the Offeror's execution and delivery of the Arrangement Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreement herein contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1
 All capitalized terms used but not otherwise defined herein shall have the respective meaningascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as it may be amended or modified from time to time subsequent to the date hereof.

ARTICLE 2
THE TRANSACTION

2.1
 The Offeror hereby covenants and irrevocably agrees that it shall not, without the prior writtenconsent of the Holder: (a) impose additional conditions to completion of the Transaction; (b) if the Holder holds Subject Shares, change the amount or form of Consideration (other than to increase the total consideration per Share or add additional consideration); (c) if the Holder holds Subject Warrants, modify the Warrant Adjustment (other than to increase the total consideration to be received upon the exercise of a Warrant following the completion of the Transaction); (d) or if the Holder holds Subject Options, change the method of exercise or the amount or form of consideration to be received upon the exercise of Subject Options (other than to increase the total consideration per Subject Option or add additional consideration).

2.2
The Offeror hereby covenants and irrevocably agrees with the Holder that from the datehereof until the earlier of (i) the termination of this Agreement pursuant to Article 8 and (ii) the Effective Date, that Offeror shall use all commercially reasonable efforts to consummate the Transaction in accordance with the terms and conditions of the Arrangement Agreement.

ARTICLE 3
CERTAIN COVENANTS OF THE HOLDER

3.1
The Holder hereby covenants and irrevocably agrees that it shall, from the date hereofuntil the earlier of (i) the termination of this Agreement pursuant to Article 8 and (ii) the Effective Date (subject to Section 5.1 of this Agreement):

(a)
not, directly or indirectly, through any of its officers, directors, employees,representatives or agents (i) solicit, assist, initiate, encourage or knowingly facilitate any inquiries, proposals or offers regarding any Acquisition Proposal, (ii) engage in any discussions or negotiations with any Person regarding any Acquisition Proposal, (iii) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement or undertaking related to any Acquisition Proposal, (iv) provide any confidential information relating to the Company to any person or group in connection with any Acquisition Proposal, or (v) otherwise co-operate in any way with any effort or attempt by any other person or group to do or seek to do any of the foregoing;

(b)
immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any person or group or any agent or representative of any person or group conducted before the date of this Agreement with respect to any Acquisition Proposal;

(c)
not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Subject Shares, Subject Options or Subject Warrants, or any right or interest therein, to any person or group or agree to do any of the foregoing; provided that, the Holder may exercise the Subject Options or Subject Warrants in exchange for Shares in accordance with their terms and the Holder may authorize the Target to (i) withhold Shares otherwise due to the Holder pursuant to the exercise of the Subject Options; and (ii) sell those Shares to fund employee withholding taxes which must be remitted by Target with respect the exercise of the Subject Options;

(d)
not grant or agree to grant any proxy, power of attorney or other right to vote the Subject Shares, the Subject Options, or the Subject Warrants, except for proxies or voting instructions to vote, or cause to be voted, securities in accordance with this Agreement or with respect to any annual business to be considered at the Target Meeting;

(e)	not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Transaction; and

(f)	not do indirectly that which it may not do directly by the terms of this Article 3.

3.2
If the Holder acquires any additional Shares, Target Options or Warrants following thedate hereof, the Holder acknowledges that such additional Shares, Target Options, and Warrants shall be deemed to be Subject Shares, Subject Options, and Subject Warrants for purposes of this Agreement and the Holder shall abide by the terms of this Agreement in respect of such Shares, Target Options and Warrants.

ARTICLE 4
AGREEMENT TO VOTE

4.1
If  the Holder owns, or has the power to control or direct the voting  of, Subject Shares, the Holder hereby irrevocably and unconditionally covenants and agrees that from the date hereof until the earlier of (i) the Effective Date, and (ii) the termination of this Agreement:

(a)
to vote or to cause to be voted the Subject Shares at the Target Meeting (or any adjournment or postponement thereof) in favour of the Transaction including, without limitation, the Arrangement Resolution and any other matter that could reasonably be expected to facilitate the Transaction;

(b)
to vote or cause to be voted the Subject Shares against any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Transaction at any meeting of the shareholders of the Company called for the purpose of considering same;

(c)
if the Holder is the holder of record of the Subject Shares, no later than five Business Days prior to the date of the Target Meeting, the Holder shall deliver or cause to be delivered to the Company, with a copy to the Offeror concurrently, a duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Transaction including, without limitation, the Arrangement Resolution and/or any matter that could reasonably be expected to facilitate the Transaction;

(d)
if the Holder is the beneficial owner of the Subject Shares, no later than 10 Business Days prior to the date of the Target Meeting, the Holder shall deliver or cause to be delivered to the Company, a duly executed voting instruction form to the intermediary through which the Holder holds its beneficial interest in the Subject Shares (provided that if the Holder is a non-objecting beneficial owner, such voting instructions shall be delivered directly to the Company), with a copy to the Offeror concurrently, instructing that the Subject Shares be voted at the Target Meeting in favour of the Transaction including, without limitation, the Arrangement Resolution and/or any matter that could reasonably be expected to facilitate the Transaction; and

(e)	such proxy or proxies in Section 4.1(c) shall name those individuals as may be designated by the Company in the Target Circular and shall not be revoked without the written consent of the Offeror.

For the avoidance of doubt, if the Holder is the beneficial owner but not the holder of record of the Subject Shares, the Holder will be deemed to satisfy its obligations under this Section 4.1 to vote or to cause to be voted the Subject Shares if he or she duly instructs that the Subject Shares be voted in the applicable manner.

4.2
If the Holder owns, or has the power to control or direct the voting of, Subject Options orSubject Warrants and the holders of Options or Warrants, as applicable, are entitled to vote in respect of the Transaction or the applicable matter, the Holder hereby irrevocably and unconditionally covenants and agrees that from the date hereof until the earlier of (i) the Effective Date, and (ii) the termination of this Agreement:

(a)
to vote or to cause to be voted the Subject Options or Subject Warrants, as applicable, at the Target Meeting (or any adjournment or postponement thereof) in favour of the Transaction including, without limitation, the Arrangement Resolution and any other matter that could reasonably be expected to facilitate the Transaction;

(b)
to vote or cause to be voted the Subject Options or Subject Warrants, as applicable, against any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Transaction at any meeting of the shareholders of the Company called for the purpose of considering same;

(c)
if the Holder is the holder of record of the Subject Options or Subject Warrants, as applicable, no later than five Business Days prior to the date of the Target Meeting, the Holder shall deliver or cause to be delivered to the Company, with a copy to the Offeror concurrently, a duly executed proxy or proxies in respect of the Subject Options or Subject Warrants, as applicable, directing the holder of such proxy or proxies to vote in favour of the Transaction including, without limitation, the Arrangement Resolution and/or any matter that could reasonably be expected to facilitate the Transaction;

(d)
if the Holder is the beneficial owner of the Subject Options or Subject Warrants, as applicable, no later than 10 Business Days prior to the date of the Target Meeting, the Holder shall deliver or cause to be delivered to the Company, a duly executed voting instruction form to the intermediary through which the Holder holds its beneficial interest in the Subject Options or Subject Warrants (provided that if the Holder is a non-objecting beneficial owner, such voting instructions shall be delivered directly to the Company), with a copy to the Offeror concurrently, instructing that the Subject Options or Subject Warrants, as applicable, be voted at the Target Meeting in favour of the Transaction including, without limitation, the Arrangement Resolution and/or any matter that could reasonably be expected to facilitate the Transaction; and

(e)	such proxy or proxies in Section 4.2(c) shall name those individuals as may be designated by the Company in the Target Circular and shall not be revoked without the written consent of the Offeror.

For the avoidance of doubt, if the Holder is the beneficial owner but not the holder of record of the Subject Options or Subject Warrants, the Holder will be deemed to satisfy its obligations under this Section 4.2 to vote or to cause to be voted the Subject Options or Subject Warrants if he or she duly instructs that the Subject Shares be voted in the applicable manner.

4.3
The Holder irrevocably and unconditionally covenants and agrees that the Holder will notexercise any rights of dissent provided under any applicable Laws or otherwise in connection with the Transaction.

4.4	The Holder irrevocably and unconditionally consents to the details of this Agreement beingset out in the Target Circular and this Agreement being made publicly available, including by filing on SEDAR.

ARTICLE 5
FIDUCIARY OBLIGATIONS

5.1
Notwithstanding any other provision of this Agreement, if the Holder is also a directorand/or officer of the Company, the Offeror hereby agrees and acknowledges that the Holder is bound hereunder solely in his or her capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Holder in his or her capacity as a director or officer of the Company. If the Holder is also a director and/or officer of the Company, the Holder acknowledges that Article 7 of the Arrangement Agreement imposes certain restrictions on the actions of the Company and its officers and directors.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF THE HOLDER

6.1
The Holder represents, warrants and, where applicable, covenants to the Offeror asfollows and acknowledges that the Offeror is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)
the Holder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of his, her or its obligations under this Agreement. This Agreement has been duly executed and delivered by the Holder and, assuming the due authorization, execution and delivery by the Offeror, constitutes a legal, valid and binding obligation, enforceable by the Offeror against the Holder in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(b)
the Holder is either (i) the legal and beneficial owner of record, or (ii) the beneficial owner exercising control and direction over (but not the holder of record of), the Subject Shares, the Subject Options and the Subject Warrants and listed in Schedule A, in each case, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(c)	the Holder has the sole right to vote all the Subject Shares, the Subject Options, and the Subject Warrants;

(d)
no individual or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Holder of any of the Subject Shares, the Subject Options or the Subject Warrants or any interest therein or right thereto, including without limitation any right to vote, except the Offeror pursuant to this Agreement, the Company in respect of the Subject Options and the Subject Warrants pursuant to their terms;

(e)
(i) the Subject Shares, the Subject Options and the Subject Warrants are the only securities of the Company or its subsidiaries owned, directly or indirectly, or over which control or direction is exercised, by the Holder and (ii) the Holder has no agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Holder of additional securities of the Company other than the Subject Options and the Subject Warrants; and

(f)
there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Holder, threatened against the Holder or its affiliates that would adversely affect in any manner the ability of the Holder to enter into this Agreement and to perform its obligations hereunder.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

7.1
The Offeror represents, warrants and, where applicable, covenants to the Holder asfollows and acknowledges that the Holder is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)
the Offeror is validly existing under the laws of British Columbia and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)
the execution and delivery of this Agreement by the Offeror and the performance by it of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered by the Offeror and, assuming the due authorization, execution and delivery by the Holder, constitutes a legal, valid and binding obligation, enforceable by the Holder against the Offeror in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(c)
the Offeror will have sufficient common shares of the Offeror available to distribute to all the shareholders of the Company for the Consideration to which they are entitled upon consummation of the Transaction; and

(d)
there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Offeror, threatened against the Offeror or its affiliates that would adversely affect in any manner the ability of the Offeror to enter into this Agreement and to perform its obligations hereunder.

ARTICLE 8
TERMINATION

8.1	This Agreement may be terminated by the Offeror by notice to the Holder if:

(a)	the Holder has not complied in all material respects with its covenants to the Offeror contained herein;

(b)	any of the representations and warranties of the Holder contained herein is untrue or inaccurate in any material respect; or

(c)	there is passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited.

8.2	This Agreement may be terminated by the Holder by notice to the Offeror if:

(a)
the Offeror has not complied with its covenants to the Holder contained in Section 2.1 or the Offeror has not complied in all material respects with its other covenants to the Holder contained in this Agreement; or

(b)	any of the representations and warranties of the Offeror contained herein is untrue or inaccurate in any material respect; or

(c)	there is passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited.

8.3	This Agreement shall automatically terminate:

(a)	on the Outside Date, if the Effective Date has not occurred by the Outside Date;

(b)
upon termination of the Arrangement Agreement in accordance with its terms, including, without limiting the generality of the foregoing, as a result of a decision by the Company to terminate the Arrangement Agreement contemporaneously with the entering into by the Company of a definitive agreement with a third party providing for an Acquisition Proposal that is a Superior Proposal; or

(c)	at the Effective Time.

8.4	This Agreement may also be terminated on the date upon which the Offeror and theHolder mutually agree to terminate this Agreement.

8.5
In the case of termination of this Agreement pursuant to Section 8.1, 8.2, 8.3 or 8.4, thisAgreement shall terminate and be of no further force or effect. Notwithstanding anything else contained herein, such termination shall not relieve any party from liability for any breach of this Agreement by the party prior to such termination.

ARTICLE 9
GENERAL

9.1
The Holder and the Offeror shall, from time to time, promptly execute and deliver allsuch further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

9.2
This Agreement shall not be assignable by any party without the prior written consent ofthe other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

9.3	Time shall be of the essence of this Agreement.

9.4	Any notice or other communication required or permitted to be given hereunder shall besufficiently given if in writing, delivered or sent by telecopier or facsimile transmission:

(a)	in the case of the Holder: Valley High Ventures Ltd. 1280 - 625 Howe Street Vancouver, B.C. Canada V6C 2T6 Attention: Damian Towns Facsimile: (604) 682-5542

(b)	in the case of the Offeror: Levon Resources Ltd. Suite 400, 455 Granville Street Vancouver, BC V6C 1T1 Attention: Ron Tremblay, CEO and President Facsimile: (604) 682-3600

(c)
at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section and if so given shall be deemed to have been received on the date of such delivery or sending (or, if such day is not a business day, on the next following business day).

9.5
This Agreement and the rights and obligations of the parties hereto shall be governed byand construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the Holder and the Offeror irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

9.6
Each of the parties hereto agrees with the others that: (i) money damages would not be asufficient remedy for any breach of this Agreement by any of the parties; (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the party, in the event of any breach of the provisions of this Agreement; and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

9.7	This Agreement constitutes the entire agreement and supersedes all other prioragreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

9.8
This Agreement may be executed in any number of counterparts, each of which shall bedeemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[Signature Page Follows]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

Witness:	(Signature)

(Print Name)

LEVON RESOURCES LTD.

By:	/s/
Name
Title

SCHEDULE A TO THE LOCKUP AGREEMENT

OWNERSHIP OR CONTROL/DIRECTION OF SHARES, OPTIONS AND WARRANTS

Name	Shares	Options	Warrants

Details of whether the securities are owned of record or beneficially or otherwise controlled or directed to be included.

SCHEDULE F

TARGET MINING PROPERTIES

The location of the Target Mining Properties is indicated on the following map:

F-1

SCHEDULE G

SPINCO ASSETS

(see attached)

SPINCO ASSETS

Mexican Non-Cordero Properties
Project	State	Company	Claim Name	Title No.	Area (ha)	Ownership	Option Payment	Mining Taxes	Assessment Filing	Additional Notes
Carreton	Durango	100% Minera VHV S.A. de C.V.	Carreton	Pending	~10,000ha	100% Minera VHV S.A. de C.V.	n/a	n/a	n/a	Property is in application stages only; tenureis pending. Survey workwill beginin January 2011.

BRITISH COLUMBIA CLAIMS SUMMARY
	Tenure Number	Claim Name	Owner	Tenure Type	Tenure Sub Type	Map Number	Issue Date	Good To Date	Status	Area (ha)
1	206783	LLOYD 3	201177 (100%)	Mineral	Claim	093A052	1990/feb/09	2011/oct/01	GOOD	25.000
2	391274	OCT 3	201177 (100%)	Mineral	Claim	093A062	2001/dec/07	2011/oct/15	GOOD	25.000
3	391275	OCT. 4	201177 (100%)	Mineral	Claim	093A062	2001/dec/07	2011/oct/15	GOOD	25.000
4	396860	NORDIK 1	201177 (100%)	Mineral	Claim	093A053	2002/sep/22	2011/oct/15	GOOD	500.000
5	398668	NORDIK 2	201177 (100%)	Mineral	Claim	093A053	2002/nov/29	2011/oct/15	GOOD	500.000
6	415560	CALM 25	Valley High Ventures Ltd (100%)	Mineral	Claim	093A052	2004/oct/29	2011/oct/15	GOOD	25.000
7	415562	CALM 27	Valley High Ventures Ltd (100%)	Mineral	Claim	093A052	2004/oct/29	2011/oct/15	GOOD	25.000
8	415563	CALM 28	Valley High Ventures Ltd (100%)	Mineral	Claim	093A052	2004/oct/29	2011/oct/15	GOOD	25.000
9	415567	CALM 32	Valley High Ventures Ltd (100%)	Mineral	Claim	093A052	2004/nov/11	2011/oct/15	GOOD	25.000
10	415568	CALM 33	Valley High Ventures Ltd (100%)	Mineral	Claim	093A052	2004/nov/11	2011/oct/15	GOOD	25.000

11	415571	CALM 36	Valley High Ventures Ltd (100%)	Mineral	Claim	093A052	2004/nov/11	2011/oct/15	GOOD	25.000
12	502729	Dome	Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/jan/13	2012/oct/15	GOOD	294.223
		Amalgam
13	503635	Dome Amalgam Too	Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/jan/15	2012/oct/15	GOOD	39.230
14	504621		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/jan/22	2012/oct/15	GOOD	333.488
15	504623		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/jan/22	2011/oct/15	GOOD	235.906
16	508082		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/feb/28	2011/oct/15	GOOD	294.672
17	508085		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/feb/28	2011/oct/15	GOOD	58.934
18	508090		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/feb/28	2011/oct/15	GOOD	707.825
19	508091		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/feb/28	2011/oct/15	GOOD	511.267
20	508092		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/feb/28	2011/oct/15	GOOD	668.232
21	508094		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/feb/28	2011/oct/15	GOOD	628.620
22	508095		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/feb/28	2011/oct/15	GOOD	78.591
23	508096		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/feb/28	2011/oct/15	GOOD	157.129
24	512119		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/may/05	2011/oct/15	GOOD	235.434
25	512125		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/may/05	2011/oct/15	GOOD	903.313
26	512126		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/may/05	2011/oct/15	GOOD	235.786
27	512127		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/may/05	2011/oct/15	GOOD	392.376
28	512129		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/may/05	2011/oct/15	GOOD	313.996
29	512130	OCT SOUTH	Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/may/05	2011/oct/15	GOOD	98.122
30	512132		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/may/05	2011/oct/15	GOOD	707.450
31	512133		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/may/05	2011/oct/15	GOOD	609.584

32	512134		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/may/05	2011/oct/15	GOOD	58.938
33	512135		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/may/05	2011/oct/15	GOOD	78.560
34	512136		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/may/05	2020/nov/01	GOOD	196.397
35	512138		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/may/05	2011/oct/15	GOOD	235.660
36	512139		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/may/05	2011/oct/15	GOOD	39.281
37	512140		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/may/05	2011/oct/15	GOOD	19.640
38	512141		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/may/05	2011/oct/15	GOOD	412.574
39	517238		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/jul/12	2011/oct/15	GOOD	275.179
40	517298		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/jul/12	2011/oct/15	GOOD	98.116
41	517316		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/jul/12	2011/oct/15	GOOD	19.639
42	517324		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/jul/12	2011/oct/15	GOOD	19.639
43	517331		Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2005/jul/12	2011/oct/15	GOOD	19.621
44	525967	OCT W 2	Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2006/jan/20	2011/oct/15	GOOD	117.688
45	534155	K FRACTIONS	Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2006/may/18	2011/oct/15	GOOD	78.686
46	534156	K FRACTION 2	Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2006/may/18	2011/oct/15	GOOD	39.338
47	534158	K FRACTION 3	Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2006/may/18	2011/oct/15	GOOD	39.338
48	584968	MOOREHEA D 4	Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2008/may/23	2011/oct/15	GOOD	156.982
49	585021	MOOREHEA D 1A	Valley High Ventures Ltd (100%)	Mineral	Claim	093A	2008/may/24	2011/oct/15	GOOD	392.623
										11027.078

YUKON QUARTZ CLAIMS SUMMARY
Mining District	Claim Group Name	Claim No (from)	Clai m No (to)	Grant No. (from)	Grant No. (from)	Total No.	Expiry Date	Tenure Status	Registered Owner
Dawson NTS:	FLUME	1	91	YC07383	YC07473	91	Sept. 13/16	Active	Phelps Dodge Corporation of Canada Ltd. - 100%
105O/05 105N/08	FLUME	92	153	YC12438	YC12499	62	Sept. 11/16	Active	Phelps Dodge Corporation of Canada Ltd. - 100%
& 09	FLUME	156	171	YC17454	YC17469	16	Sept. 13/16	Active	Phelps Dodge Corporation of Canada Ltd. - 100%
	FLUME	186	201	YC17484	YC17499	16	Sept. 13/16	Active	Phelps Dodge Corporation of Canada Ltd. - 100%
	FLUME	246	249	YC17544	YC17547	4	Sept. 13/16	Active	Phelps Dodge Corporation of Canada Ltd. - 100%
	FLUME	271	-	YC17569	-	1	Sept. 13/16	Active	Phelps Dodge Corporation of Canada Ltd. - 100%
	FLUME	273	-	YC17571	-	1	Sept. 13/16	Active	Phelps Dodge Corporation of Canada Ltd. - 100%
						191

	FLUME	1001	1042	YD92201	YD92242	42	Oct. 25/11	Application Pending	Max Mikhailytchev - 100% (transfer to VHV Pending)
						42

Watson Lake	JAY	1	86	YD24801	YD24886	86	Sept. 15/11	Active	Valley High Ventures Ltd - 100%
	JAY	87	250	YD25887	YD26050	164	Oct. 22/11	Active	Valley High Ventures Ltd - 100%
	JAY	251	258	YD25851	YD25858	8	Oct. 22/11	Active	Valley High Ventures Ltd - 100%
						258

Watson Lake	VF	1	144	YD25701	YD25844	144	Oct. 18/11	Active	Valley High Ventures Ltd - 100%
						144

Watson Lake	VM	1	48	YD25651	YD25698	48	Oct. 25/11	Active	Valley High Ventures Ltd -

									100%
	VM	49	72	YD25859	YD25882	24	Oct. 25/11	Active	Valley High Ventures Ltd - 100%
	VM	73	74	YD25699	YD25700	2	Oct. 25/11	Active	Valley High Ventures Ltd - 100%
	VM	75	78	YD25883	YD25886	4	Oct. 25/11	Active	Valley High Ventures Ltd - 100%
	VM	79	84	YD25845	YD25850	6	Oct. 25/11	Active	Valley High Ventures Ltd - 100%
	VM	85	104	YD26481	YD26500	20	Oct. 25/11	Active	Valley High Ventures Ltd - 100%
						104

Dawson	BIG	1	96	YD89601	YD89696	96	Aug. 23/11	Application Pending	Valley High Ventures Ltd - 100%
105P/14 & 15
	BIG	101	145	YD102201	YD102245	45	Nov. 2/11	Application Pending	Valley High Ventures Ltd - 100%
						141

Mayo NTS:	VAN	1	28	YD101801	YD101828	28	Nov. 10/11	Application Pending	Sandro Frizzi- 100% (Transfer to VHV pending)
105P/10, 11, 14 & 15	VAN	29	53	YD101829	YD101853	25	Nov. 10/11	Application Pending	Max Mikhailytchev - 100% (Transfer to VHV pending)
	VAN	55	56	YD101855	YD101856	3	Nov. 10/11	Application Pending	Max Mikhailytchev - 100% (Transfer to VHV pending)
	VAN	57	85	YD101857	YD101885	29	Nov. 10/11	Application Pending	Sandro Frizzi- 100% (Transfer to VHV pending)
	VAN	85	114	YD101886	YD101914	29	Nov. 10/11	Application Pending	Max Mikhailytchev - 100% (Transfer to VHV pending)
	VAN	115	136	YD101915	YD101936	22	Nov. 10/11	Application Pending	Sandro Frizzi- 100% (Transfer to VHV pending)
	VAN	137	158	YD101937	YD101958	22	Nov. 10/11	Application Pending	Max Mikhailytchev - 100% (Transfer to VHV pending)
	VAN	159	178	YD101959	YD101978	20	Nov. 10/11	Application Pending	Sandro Frizzi- 100% (Transfer to VHV pending)
	VAN	179	198	YD101979	YD101998	20	Nov. 10/11	Application Pending	Max Mikhailytchev - 100% (Transfer to VHV pending)
	VAN	199	222	YD101999	YD102022	24	Nov. 10/11	Application Pending	SandroFrizzi- 100% (Transfer to VHV pending)

VAN	223	242	YD102023	YD102042	20	Nov. 10/11	Application Pending	Max Mikhailytchev - 100% (Transfer to VHV pending)
VAN	243	274	YD102043	YD102074	32	Nov. 10/11	Application Pending	Sandro Frizzi-100% (Transfer to VHV pending)
VAN	275	306	YD102075	YD102010 6	32	Nov. 10/11	Application Pending	Max Mikhailytchev - 100% (Transfer to VHV pending)
VAN	307	348	YD102107	YD102148	42	Nov. 10/11	Application Pending	Sandro Frizzi-100% (Transfer to VHV pending)
VAN	349	384	YD102149	YD102184	36	Nov. 10/11	Application Pending	Max Mikhailytchev - 100% (Transfer to VHV pending)
VAN	385	400	YD102185	YD102200	16	Nov. 10/11	Application Pending	Sandro Frizzi-100% (Transfer to VHV pending)
VAN	401	416	YD102251	YD102266	16	Nov. 10/11	Application Pending	Sandro Frizzi-100% (Transfer to VHV pending)
VAN	417	450	YD102267	YD102300	34	Nov. 10/11	Application Pending	Max Mikhailytchev - 100% (Transfer to VHV pending)
VAN	547	550	YD102247	YD102250	4	Nov. 10/11	Application Pending	Sandro Frizzi-100% (Transfer to VHV pending)
					454